International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2017

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

MARCH 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	HIGHLIGHTS FOR THE FIRST NINE MONTHS OF FY17	2
II.	OVERVIEW	4
III.	FINANCIAL PERFORMANCE AND RISK MANAGEMENT	6
IV.	SUMMARY OF FAIR VALUE RESULTS	14
V.	GOVERNANCE	16

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017    1

I.	Highlights for the First Nine Months of FY17

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2016 (FY16). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the nine months ended, March 31, 2017 and 2016, as well as for the fiscal year ended June 30, 2016.

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and low-income countries. Its main business activity is extending loans to its eligible member countries.

Highlights (Section III)

•	Loans Outstanding: As of March 31, 2017, net loans outstanding were $173.9 billion, an increase of $6.3 billion from June 30, 2016 or approximately 3.7% compared with June 30, 2016. The increase was mainly attributable to $7.6 billion of net positive loan disbursements made in the first nine months of FY17.

•	Borrowings and Investments: As of March 31, 2017, the net investment portfolio was $67.4 billion, an increase of $15.7 billion from June 30, 2016. Also, as of March 31, 2017, the borrowing portfolio totaled $201.5 billion, an increase of $23.3 billion from June 30, 2016. The increased level of liquidity and borrowings is in anticipation of large loan disbursements and debt redemptions in upcoming months.

Financial Results (Section III and IV)

•	Net Income/(Loss): IBRD had a net loss on a reported basis of $738 million for the first nine months of the fiscal year ending June 30, 2017 (FY17), compared to a net income of $669 million during the same period in FY16. The reported net loss for the first nine months of FY17, primarily reflects unrealized mark-to-market losses experienced on the non-trading portfolios. The net income in the first nine months of FY16 was primarily due to unrealized mark-to-market gains experienced on these non-trading portfolios.

•	Allocable Income: IBRD’s allocable income during the first nine months of FY17 was $461 million, an increase of $206 million from the same period in FY16. The higher allocable income during the first nine months of FY17 was primarily due to higher net interest revenue, a lower provision for losses on loans and other exposure, higher commitment fee income (See Table 4) and a decline in expenses relating to Grant Making Facilities (GMF) (See Table 3).

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the nine months ended		As of and for fiscal year
	March 31, 2017	March 31, 2016	June 30, 2016
Lending Highlights (Section III)

Commitments [a]	$17,413	$23,763	$29,729
Gross disbursements	14,172	16,905	22,532
Net disbursements [b]	7,562	9,846	13,197

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(497)	$(650)	$(705)
Net (loss) income	(738)	669	495

Balance Sheet

Total assets	$395,338	$368,357	$371,260
Net investment portfolio	67,430	51,036	51,760
Net loans outstanding	173,899	164,805	167,643
Borrowing portfolio	201,505	175,743	178,231

Key Management Indicators (Section III)
Allocable Income	$461	$255	$593

Usable Equity [c]	$39,245	$40,950	$39,424

Equity-to-loans Ratio [d]	21.9%	24.4%	22.7%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. (Full year June 30, 2016 amount includes proposed transfer to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 4, 2016.)

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017    3

II.	Overview

IBRD, an international organization owned by its 189 member countries, is one of the largest Multilateral Development Banks (MDB) in the world and is one of the five institutions of the World Bank Group (WBG)1. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

The mission of the WBG is defined by two goals: to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally by 2030; and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

Business Model

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. IBRD’s sound financial and risk management policies and practices have enabled it to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks. Figure 1 illustrates IBRD’s business model.

Figure 1: IBRD’s Business Model

IBRD pursues the above mentioned development goals primarily by providing loans, guarantees, and knowledge for development focused projects and programs to creditworthy middle-income and lower-income countries. IBRD’s main business activity is extending loans to its eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

In achieving these development goals, it is important for IBRD to intermediate funds for lending from international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening up new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

[1]	The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the statement of income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section IV of the MD&A. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage various market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

Allocable Income

IBRD makes net income distributions based on allocable income, derived from its reported net income. The primary differences between allocable income and reported net income are the unrealized gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD makes extensive use of derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities. However, they introduce volatility in IBRD’s reported net income through the unrealized mark-to-market gains and losses on these instruments.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the EMF). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since adopting Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging in FY01, which required that derivatives be carried at fair value with changes going through the income statement.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017    5

III.	Financial Performance and Risk Management

Capital Adequacy

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures2 over a medium-term capital-planning horizon.

As shown on Table 1, IBRD’s equity-to-loans ratio decreased to 21.9% as of March 31, 2017, from 22.7% as of June 30, 2016, and remained above the 20% minimum ratio under the strategic capital adequacy framework. The decrease is primarily due to the increase in loan exposures during the period, driven by $7.6 billion of net loan disbursements.

Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivatives activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies. As a result, the exchange rate movements only have a minimal impact on IBRD’s equity-to-loans ratio.

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	March 31, 2017	June 30, 2016	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,149	$15,121	$28	$224	$(196)
Special reserve	293	293	—	—	—
General reserve [a]	27,021	27,021	—	—	—
Cumulative translation adjustment [b]	(960)	(753)	(207)	—	(207)
Other adjustments [c]	(2,258)	(2,258)	—	—	—

Equity (usable equity)	$39,245	$39,424	$(179)	$224	$(403)

Loans exposure	$175,850	$169,452	$6,398	$7,570	$(1,172)
Present value of guarantees	1,616	1,225	391	453	(62)
Effective but undisbursed DDOs	4,383	4,514	(131)	(131)	—
Relevant accumulated provisions	(1,737)	(1,607)	(130)	(128)	(2)
Deferred loan income	(450)	(441)	(9)	(13)	4
Other exposures	(384)	452	(836)	(836)	—

Loans (total exposure)	$179,278	$173,595	$5,683	$6,915	$(1,232)

Equity-to-Loans Ratio	21.9%	22.7%

a.	June 30, 2016 amount includes proposed transfer to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 4, 2016.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

In 2010, IBRD’s shareholders approved the General and Selective Capital Increases (GCI/SCI), which became effective in FY11.

The subscription period for the SCI ended on March 16, 2017. At the end of this period, IBRD had received subscriptions and paid-in capital of $27.8 billion and $1.5 billion, respectively, for 223,425 shares. Under the SCI, shareholders had the opportunity to subscribe to 230,374 shares with a subscribed capital of $28.7 billion and paid-in capital of $1.6 billion. The 6,949 unsubscribed shares have been returned to IBRD’s unallocated pool of shares.

[2]	Other exposures include deferred drawdown options, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017

The subscription period for the GCI will end on March 16, 2018. As of March 31, 2017, IBRD had received subscriptions and paid-in capital of $49.8 billion and $3.0 billion, respectively, for 412,762 shares. Shareholders have the opportunity to subscribe to 484,102 shares with a subscribed capital of $58.4 billion and paid-in capital of $3.5 billion.

Financial Results

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength and sustain its development activities. IBRD seeks to generate sufficient revenue to conduct its operations as well as to be able to set aside funds in reserves to strengthen its financial position, and provide support to IDA and to trust funds via income transfers for other developmental purposes.

IBRD’s primary sources of revenue are the following: the loan and investment revenue (both net of funding costs), and equity contribution. This revenue is used to cover IBRD’s administrative expenses, and provisions for loans and other exposures, as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

On a reported basis, IBRD had a net loss of $738 million for the first nine months of FY17, compared with net income of $669 million during the same period in FY16. The net loss during the first nine months of FY17 primarily relates to the unrealized mark-to-market losses experienced on the non-trading portfolios (See Table 2).

For the first nine months of FY17, IBRD’s allocable income was $461 million, an increase of $206 million from the same period in FY16. The higher allocable income during the first nine months of FY17 was primarily due to higher net interest revenue, lower provision for losses on loans and other exposures, and a decline in expenses relating to grant making facilities.

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 2: Condensed Statement of Income

In millions of U.S. dollars
For the nine months ended March 31,	2017	2016	Variance
Interest revenue, net of funding costs
Interest margin	$746	$673	$73
Equity contribution, (including EMF)	544	591	(47)
Investments	142	87	55

Net interest revenue	$1,432	$1,351	$81

Provision for losses on loans and other exposures, net [a]	(140)	(175)	35
Net non-interest expenses (Table 3)	(1,004)	(972)	(32)
Net other income (Table 4)	89	20	69
Board of Governors-approved and other transfers	(497)	(650)	153
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net [b]
Borrowing portfolio	(409)	903	(1,312)
Loan portfolio	1,543	(920)	2,463
EMF	(1,764)	1,137	(2,901)
Asset-liability management portfolio	(4)	(3)	(1)
Client operations portfolio	16	(22)	38

Net Income (loss)	$(738)	$669	$(1,407)

Adjustments to reconcile net gains/(loss) to allocable income:
Pension and other adjustments	84	31	53
Board of Governors-approved and other transfers	497	650	(153)
Unrealized mark-to-market (gains)/losses on non-trading portfolios, net [b]	618	(1,095)	1,713

Allocable income	$461	$255	$206

a.	For the first nine months of FY17 and FY16, amount is net of $1 million and $51 million respectively, with respect to income relating to the recognition of the risk coverage received (recoverable assets) associated with the MDB Exposure Exchange Framework Agreement (EEA) transactions, which are included in other non-interest revenue on IBRD’s statement of income.
b.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 13.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017    7

Interest Margin

Approximately 22% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio. For the portion of loans funded by borrowings, IBRD earned a net interest margin of $746 million for the first nine months of FY17, an increase of $73 million from the same period in FY16. The higher net interest margin earned in FY17 is mainly due to the increase in the volume of loans outstanding (See Box 1), as well as the increase in the contractual spread on new loans, attributable to pricing measures adopted in FY14.

Equity Contribution

Equity contribution is primarily comprised of interest revenue earned from the EMF and any gains which have been realized during the year as a result of the termination of certain EMF positions. It also includes equity savings, revenue from the proportion of loans funded by equity, and certain minor adjustments including those relating to discontinued loan products. For the first nine months of FY17 and FY16, the equity contribution amounted to $544 million and $591 million, respectively.	Figure 2: Equity Contribution For the nine months ended March 31, In millions of U.S. dollars

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses an EMF, which seeks to manage the sensitivity of IBRD’s revenue from loans funded by equity to fluctuations in short-term interest rates.

The fair value of the EMF changed from $2.2 billion as of June 30, 2016 to $0.4 billion as of March 31, 2017, consistent with the increase in the U.S. dollar interest rates during the first nine months of FY17. The interest rate sensitivity of IBRD’s equity, as measured by duration was at 3.4 years as of March 31, 2017, within the Board approved range of zero to five years.

Net Non-Interest Expenses

As shown in Table 3, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending activity between these two institutions. Starting in FY17, the cost sharing methodology is also being applied to any grants made under the GMF, referred to as “Contributions to special programs”, in IBRD’s financial statements.

The increase in net non-interest expenses of $32 million for the first nine months of FY17 compared to the same period in FY16, was mainly due to higher pension costs of $130 million, partially offset by the decline in expenses relating to GMF of $41 million during the year. The higher pension cost for the period was primarily due to the decline in the discount rate from June 30, 2015 to June 30, 2016, which is reflected in the higher amortization of unrecognized net actuarial losses and service costs (see Note H: Pension and Other Postretirement Benefits to the Condensed Quarterly Financial Statements). The decline in expenses relating to GMF of $41 million was due to the lower grant contributions made under the GMF as well as the change in the cost sharing methodology, as previously discussed (See Table 3).

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars
For the nine months ended March 31,	2017	2016	Variance
Administrative expenses
Staff costs	$687	$665	$22
Travel	118	119	(1)
Consultant and contractual services	268	293	(25)
Pension and other post-retirement benefits	300	170	130
Communications and technology	39	38	1
Equipment and buildings	91	96	(5)
Other expenses	24	44	(20)

Total administrative expenses	$1,527	$1,425	$102

Grant making facilities	18	59	(41)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(359)	(339)	(20)
Other revenue	(182)	(173)	(9)

Total revenue from externally funded activities	$(541)	$(512)	$(29)

Net non-interest expenses (Table 2)	$1,004	$972	$32

Net Other Income

Table 4 below provides details on the composition of net other income. The commitment fee income increased during the first nine months of FY17 as a result of the increase in the proportion of undisbursed balances that is affected by the restoration of the 25 basis point commitment fee charged on undisbursed balances since FY15. The increase in PEBP income is due to positive investment returns experienced during the current period.

Table 4: Net Other Income

In millions of U.S. dollars
For the nine months ended March 31,	2017	2016	Variance
Loan commitment fee income	$51	$21	$30
Guarantee fee income	6	5	1
Net earnings from Post-Employment Benefit Plan (PEBP)	30	(11)	41
Others	2	5	(3)

Net other income (Table 2)	$89	$20	$69

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized. See Section IV for details on the unrealized mark-to-market gains/losses on the EMF portfolio.

Loan portfolio

On a reported basis, while the derivatives which convert IBRD’s loans to variable rate instruments are reported at fair value, all loans are reported at amortized cost, with the exception of one loan with an embedded derivative, which is reported at fair value. As a result, while from an economic perspective, all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section IV for more details.

Borrowing portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section IV for more details.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017    9

Balance Sheet Analysis

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds from borrowing in capital markets.

Table 5: Condensed Balance Sheet

In millions of U.S. dollars
As of	March 31, 2017	June 30, 2016	Variance
Investments and due from banks	$69,273	$54,806	$14,467
Net loans outstanding	173,899	167,643	6,256
Receivable from derivatives	146,531	144,488	2,043
Other assets	5,635	4,323	1,312

Total assets	$395,338	$371,260	$24,078

Borrowings	$199,691	$181,723	$17,968
Payable for derivatives	148,898	141,741	7,157
Other liabilities	10,290	10,733	(443)
Equity	36,459	37,063	(604)

Total liabilities and equity	$395,338	$371,260	$24,078

Loan portfolio

As part of its lending activities, consistent with its mandate, IBRD has exposure to sovereign (country) credit risk. Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits within an overall statutory lending limit as prescribed in the Articles. These limits take into account the creditworthiness and performance of borrowers. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Lending Activities

As of March 31, 2017, IBRD’s net loans outstanding amounted to $173.9 billion, an increase of $6.3 billion or approximately 3.7% compared with June 30, 2016. The increase was mainly attributable to $7.6 billion in net positive loan disbursements made in the first nine months of FY17, partially offset by translation losses of $1.2 billion.

In the first nine months of FY17, IBRD had new loan commitments totaling $17.4 billion, 26.7% lower than the same period in FY16 (Table 6). Gross disbursements during the first nine months of FY17 were $14.2 billion, 16.2% lower than the same period in FY16 (Table 7). The decrease in commitments and disbursements was primarily as a result of lower Development Policy Financing committed during the first nine months of FY17 compared to the same period last year, to the various regions.

Figure 3: Net Loans Outstanding In billions of U.S. dollars

Table 6: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
	March 31, 2017		March 31, 2016
For the nine months ended	Commitments	% of total	Commitments	% of total	Variance
Africa	$1,163	7%	$570	3%	$593
East Asia and Pacific	3,158	18	3,235	14	(77)
Europe and Central Asia	3,803	22	5,803	24	(2,000)
Latin America and the Caribbean	4,602	26	7,235	30	(2,633)
Middle East and North Africa	3,837	22	4,970	21	(1,133)
South Asia	850	5	1,950	8	(1,100)

Total	$17,413	100%	$23,763	100%	$(6,350)

10    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017

Table 7: Gross Disbursements by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
	March 31, 2017		March 31, 2016
For the nine months ended	Gross Disbursements	% of total	Gross Disbursements	% of total	Variance
Africa	$276	2%	$651	4%	$(375)
East Asia and Pacific	2,892	20	4,254	26	(1,362)
Europe and Central Asia	2,220	16	3,569	21	(1,349)
Latin America and the Caribbean	3,252	23	3,388	19	(136)
Middle East and North Africa	4,473	32	3,992	24	481
South Asia	1,059	7	1,051	6	8

Total	$14,172	100%	$16,905	100%	$(2,733)

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of March 31, 2017.

The concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the

Figure 4: Country Exposures as of March 31, 2017 In billions of U.S. dollars
Single Borrower Limit (SBL). There are currently five countries subject to the SBL. The SBL effective on March 31, 2017 was $20 billion for India and $19 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $30 billion at March 31, 2017.

IBRD has Exposure Exchange Agreements (EEA) with MIGA, the African Development Bank (AfDB) and the Inter-American Development Bank (IADB). These EEAs are treated as financial guarantees under U.S. GAAP. The EEA involves the receipt of a guarantee and the provision of a guarantee for non-payment in the reference portfolio by each institution to the other. As of March 31, 2017, IBRD had received guarantees of $3,683 million and provided guarantees of $3,684 million under the EEA ($3,694 million of guarantees received and $3,692 million of guarantees provided as of June 30, 2016). See Note D: Loans and Other Exposures to the Condensed Quarterly Financial Statements.

Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the EEA. As of March 31, 2017, IBRD had an accumulated provision for losses on loans and other exposures of $1,780 million, which was approximately 1% of these exposures, ($1,650 million as of June 30, 2016 - 1% of exposures). The accumulated provision for losses on loans and other exposures as of March 31, 2017, excludes the $43 million recoverable asset associated with the protection received under the EEA ($42 million as of June 30, 2016). The recoverable asset is included in other assets on the condensed quarterly balance sheet.

As of March 31, 2017, only 0.2% of IBRD’s loans were in nonaccrual status and were all related to Zimbabwe. (Refer to Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017    11

For the first nine months of FY17, IBRD recorded a charge of $140 million for losses on loans and other exposures, reflecting an increase in net loan disbursements and the change in the credit quality of the loan portfolio during that period.

Investment Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in IBRD’s investment portfolio to ensure liquidity for its operations. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are therefore managed conservatively, and are primarily held for potential disruptions in IBRD’s access to capital markets.

Liquid Asset Portfolio

As of March 31, 2017, the net investment portfolio totaled $67.4 billion (Figure 5), with $66 billion representing the liquid asset portfolio (see Note C: Investments to the Condensed Quarterly Financial Statements). This compares with an investment portfolio valued at $51.8 billion as at June 30, 2016, with $50.5 billion representing the liquid asset portfolio.

The prudential minimum liquidity level has been set at $27.5 billion for FY17. The increased level of liquidity is in anticipation of large loan disbursements and debt redemptions in upcoming months.

Figure 5: Liquid Asset Portfolio In billions of U.S. dollars

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio. IBRD’s overall commercial counterparty credit exposure increased by $15 billion to $67 billion during the nine months of FY17, consistent with the increase in the investment portfolio. As shown on Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 66% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and deposits. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt. The sale of IBRD’s investment in a debt security issued by the Hypo Alpe-Adria Bank in October 2016, resulted in a significant decrease in the BB or lower rated exposure.

In FY07, IBRD purchased for $190 million a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. As of June 30, 2016, this debt security had a carrying value of $44 million. The loss in the value of the security from FY14 to FY16 was a result of a decline in the value of Hypo Alpe-Adria’s asset base, as well as doubts about the ability of Carinthia to meet all potential guarantee claims. In October 2016, IBRD accepted a tender offer to exchange its bond for a new zero coupon bond maturing over 18 years. This zero coupon bond was sold on the market for $79 million at the end of October 2016, resulting in additional gains of $35 million in the current fiscal year.

12    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars
	As of March 31, 2017
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$9,121	$10,884	$—	$20,005	30%
AA	6,450	17,886	73	24,409	36
A	11,978	10,408	136	22,522	34
BBB	1	14	*	15	*
BB or lower/unrated	—	6	1	7	*

Total	$27,550	$39,198	$210	$66,958	100%

	As of June 30, 2016
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$10,954	$10,521	$—	$21,475	42%
AA	2,988	8,259	133	11,380	22
A	12,159	6,336	128	18,623	36
BBB	*	12	*	12	*
BB or lower/unrated	—	50	*	50	*

Total	$26,101	$25,178	$261	$51,540	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Investment Revenue

Investment revenue includes interest earned and mark-to-market gains and losses on the liquid asset portfolio, net of funding costs. During the first nine months of FY17, this revenue amounted to $142 million, compared to $87 million during the same period in FY16. The increase during FY17 was due to net unrealized mark-to-market gains resulting from the improvement in market conditions, as well as the $35 million of additional gains from the sale of an investment in a debt security issued by the Hypo Alpe-Adria Bank, as discussed previously. This compares with net unrealized mark-to-market losses in the same period during FY16.

Borrowing Portfolio

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first nine months of FY17, IBRD raised medium and long-term debt of $48.5 billion in 19 currencies.

As of March 31, 2017, the borrowing portfolio totaled $201.5 billion, an increase of $23.3 billion from June 30, 2016 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was due to net new issuances of $23.7 billion in anticipation of large loan disbursements and debt redemptions for the upcoming months.

Figure 6: Borrowing Portfolio In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017    13

IV.	Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

As shown in Table 9, on a fair value basis, if interest rates increased by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $21 million as of March 31, 2017.

Table 9: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
	Interest Rate Effect on Fair Value Income	Credit Effect on Fair Value Income
As of March 31, 2017	Sensitivity [a] [c]	Sensitivity [b] [c]
Borrowing portfolio	$4	$70
Loan portfolio	(11)	(31)
EMF	(13)	*
Investment portfolio	(1)	(3)

Total (loss)/gains	$(21)	$36

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Figure 7 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $70 million on the bonds. These would be significantly offset by the $66 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $4 million for the portfolio.

Figure 7: Sensitivity to Interest Rates as of March 31, 2017

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio
Net Sensitivity = $4 million	Net Sensitivity = $(11) million	Net Sensitivity= $(13) million	Net Sensitivity = $(1) million

For the first nine months of FY17, IBRD experienced net unrealized mark-to-market losses on a fair value basis of $2.2 billion on its non-trading portfolios. See Table 10 below for details.

Table 10: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars
For the nine months ended March 31,	2017	2016
Borrowing portfolio	$(405)	$923
Loan portfolio	9	(486)
EMF	(1,764)	1,137

Total	$(2,160)	$1,574

a.	See Table 12 for reconciliation to the fair value comprehensive basis net income.

14    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017

Effect of Interest and Credit

IBRD uses derivatives in its trading and non-trading portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Figure 7).

Borrowing Portfolio

For the first nine months of FY17, IBRD experienced $405 million of unrealized mark-to-market losses on the borrowing portfolio, which is mainly comprised of $849 million of unrealized mark-to-market losses due to the tightening of IBRD’s credit spreads relative to LIBOR, partially offset by $283 million of mark-to-market gains due to the increase in interest rates. As shown on Table 9, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $70 million of unrealized mark-to-market gains.

EMF

For the first nine months of FY17, IBRD experienced $1.8 billion of unrealized mark-to-market losses on the EMF position, which reflected the impact of the increase in U.S dollar interest rates during the period.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 11-13 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 11: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars

	As of March 31, 2017				As of June 30, 2016
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$2,026	$—		$2,026	$1,284	$—		$1,284
Investments	67,247	—		67,247	53,522	—		53,522
Net loans outstanding	173,899	3,386		177,285	167,643	4,934		172,577
Receivable from derivatives	146,531	—		146,531	144,488	—		144,488
Other assets	5,635	—		5,635	4,323	—		4,323

Total assets	$395,338	$3,386		$398,724	$371,260	$4,934		$376,194

Borrowings	$199,691	$13	[a]	$199,704	$181,723	$13	[a]	$181,736
Payable for derivatives	148,898	—		148,898	141,741	—		141,741
Other liabilities	10,290	—		10,290	10,733	—		10,733

Total liabilities	358,879	13		358,892	334,197	13		334,210
Paid-in capital stock	16,039	—		16,039	15,805	—		15,805
Retained earnings and other equity	20,420	3,373		23,793	21,258	4,921		26,179

Total equity	36,459	3,373		39,832	37,063	4,921		41,984

Total liabilities and equity	$395,338	$3,386		$398,724	$371,260	$4,934		$376,194

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 12: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the nine months ended March 31,	2017	2016	Variance
Net (loss) income from Table 2	$(738)	$669	$(1,407)
Fair value adjustment on loans	(1,534)	434	(1,968)
Changes to AOCI:	—
Currency translation adjustments	(198)	48	(246)
Others	277	100	177

Net (loss) income on fair value comprehensive basis	$(2,193)	$1,251	$(3,444)

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017    15

Table 13: Fair Value Adjustments, net

In millions of U.S. dollars
	For the nine months ended March 31, 2017
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 12	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$(409)	$4	$—	$ *	[b]	$(405)
Loan portfolio [c]	1,543	—	(1,534)	—		9
EMF [d]	(1,764)	—	—	—		(1,764)
Asset-liability management portfolio [d]	(4)	—	—	4		—
Client operations portfolio	16	—	—	(16)		—

Total	$(618)	$4	$(1,534)	$(12)		$(2,160)

	For the nine months ended March 31, 2016
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 12	Other Adjustments		Total from Table 10
Borrowing portfolio [c]	$903	$23	$—	$(3	) [b]	$923
Loan portfolio [c]	(920)	—	434	—		(486)
EMF [d]	1,137	—	—	—		1,137
Asset-liability management portfolio [d]	(3)	—	—	3		—
Client operations portfolio	(22)	—	—	22		—

Total	$1,095	$23	$434	$22		$1,574

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

V. Governance

Auditor Independence

On December 7, 2016, the Board approved amendments to the policy on the appointment of an external auditor which will come into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

Senior Management Changes

On September 27, 2016, Dr. Jim Yong Kim was appointed to a second five-year term as President of the World Bank Group, commencing on July 1, 2017.

On July 27, 2016, Sri Mulyani Indrawati resigned as Managing Director and Chief Operating Officer (MDCOO). Effective January 2, 2017, Kristalina Georgieva was appointed as Chief Executive Officer (CEO), which was a newly created position to replace the MDCOO position.

16    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2017

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2017

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    17

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2017 (Unaudited)	June 30, 2016 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$1,955	$1,222
Restricted cash	71	62

	2,026	1,284

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $215 million—March 31, 2017; $14 million—June 30, 2016)—Note C	67,040	51,830
Securities purchased under resale agreements—Note C	207	1,692
Derivative assets
Investments—Notes C, F and K	37,457	25,889
Loans—Notes D, F and K	4,672	4,096
Client operations—Notes D, F, I and K	25,500	27,573
Borrowings—Notes E, F and K	77,675	83,965
Others—Notes F and K	1,227	2,965

	146,531	144,488

Loans outstanding—Notes D, I and K
Total loans	242,658	235,564
Less undisbursed balance	66,608	65,909

Loans outstanding (including a loan at fair value of $138 million—March 31, 2017; $123 million—June 30, 2016)	176,050	169,655
Less:
Accumulated provision for loan losses	1,701	1,571
Deferred loan income	450	441

Net loans outstanding	173,899	167,643
Other assets—Notes C, D, E and I	5,635	4,323

Total assets	$395,338	$371,260

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

	March 31, 2017 (Unaudited)	June 30, 2016 (Unaudited)
Liabilities
Borrowings—Notes E and K	$199,691	$181,723
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	1,567	1,685
Derivative liabilities
Investments—Notes C, F and K	37,320	26,536
Loans—Notes D, F and K	5,722	6,433
Client operations—Notes D, F, I and K	25,521	27,610
Borrowings—Notes E, F and K	79,489	80,473
Others—Notes F and K	846	689

	148,898	141,741

Other liabilities—Notes C, D and I	8,723	9,048

Total liabilities	358,879	334,197

Equity
Capital stock—Note B
Authorized (2,307,600 shares—March 31, 2017, and June 30, 2016)
Subscribed (2,219,764 shares—March 31, 2017, and 2,182,854 shares—June 30, 2016)	267,781	263,329
Less uncalled portion of subscriptions	251,742	247,524

Paid-in capital	16,039	15,805
Non-negotiable, non-interest-bearing demand obligations on account of subscribed capital	(303)	(320)
Receivable amounts to maintain value of currency holdings	(327)	(348)
Deferred amounts to maintain value of currency holdings	(175)	56
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	27,258	27,996
Accumulated other comprehensive loss—Note J	(6,033)	(6,126)

Total equity	36,459	37,063

Total liabilities and equity	$395,338	$371,260

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    19

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2017	2016	2017	2016
Interest revenue

Loans, net—Note D	$680	$420	$1,843	$1,117
Equity management, net	81	168	312	526
Investments - Trading, net	126	93	387	220
Other, net	2	1	3	5
Borrowings, net—Note E	(496)	(207)	(1,280)	(497)

Interest revenue, net of borrowing expenses	393	475	1,265	1,371

Provision for losses on loans and other exposures—Note D	(23)	(4)	(141)	(226)
Non interest revenue
Revenue from externally funded activities—Note I	206	195	541	512
Commitment charges—Note D	18	7	51	21
Other, net	6	7	20	60

Total	230	209	612	593

Non interest expenses
Administrative—Note I	(418)	(446)	(1,227)	(1,255)
Pension—Note H	(100)	(57)	(300)	(170)
Contributions to special programs	1	(8)	(18)	(59)
Other	(6)	(6)	(16)	(6)

Total	(523)	(517)	(1,561)	(1,490)

Board of Governors-approved and other transfers—Note G	—	—	(497)	(650)

Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net—Notes F and K	94	—	198	(47)

Unrealized mark-to-market (losses) gains on non-trading portfolios, net—Notes D, E, F and K	(131)	174	(614)	1,118

Net income (loss)	$40	$337	$(738)	$669

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2017	2016	2017	2016
Net income (loss)	$40	$337	$(738)	$669
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1	2	2
Amortization of unrecognized net actuarial losses	86	29	259	87
Amortization of unrecognized prior service costs	6	5	18	16
Currency translation adjustment	46	218	(186)	53

Total other comprehensive income	139	253	93	158

Comprehensive income (loss)	$179	$590	$(645)	$827

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2017	2016
Retained earnings at beginning of the fiscal year	$27,996	$27,501
Net income (loss) for the period	(738)	669

Retained earnings at end of the period	$27,258	$28,170

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    21

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2017	2016
Cash flows from investing activities
Loans
Disbursements	$(14,137)	$(16,872)
Principal repayments	6,610	7,058
Loan origination fees received	11	13
Net derivatives-loans	16	11
Other investing activities, net	(108)	(107)

Net cash used in investing activities	(7,608)	(9,897)

Cash flows from financing activities
Medium and long-term borrowings
New issues	47,862	41,104
Retirements	(25,112)	(30,231)
Net short-term borrowings	(70)	5,629
Net derivatives-borrowings	125	(326)
Capital subscriptions	234	586
Other capital transactions, net	(3)	32

Net cash provided by financing activities	23,036	16,794

Cash flows from operating activities
Net (loss) income	(738)	669
Adjustments to reconcile net (loss) income to net cash used in operating activities
Unrealized mark-to-market losses (gains) on non-trading portfolios, net	614	(1,118)
Depreciation and amortization	485	503
Provision for losses on loans and other exposures	141	226
Changes in:
Investments-Trading, net	(15,112)	(5,121)
Other assets and liabilities	(44)	(252)

Net cash used in operating activities	(14,654)	(5,093)

Effect of exchange rate changes on unrestricted cash	(41)	4

Net increase in unrestricted cash	733	1,808
Unrestricted cash at beginning of the fiscal year	1,222	311

Unrestricted cash at end of the period	$1,955	$2,119

Supplemental disclosure
Decrease in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,171)	$112
Investment portfolio	(123)	41
Borrowing portfolio	(1,129)	468
Capitalized loan origination fees included in total loans	35	32
Interest paid on borrowing portfolio	1,377	253

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2016, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2016, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This ASU makes amendments to the current consolidation guidance focusing on targeted areas for certain types of entities. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The ASU did not have any impact on IBRD’s financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. To simplify the presentation of debt issuance costs, the amendments in this ASU require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liabilities, consistent with debt premiums and discounts. The recognition and measurement of debt issuance costs are not affected. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The ASU did not have any impact on IBRD’s financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. The ASU provides guidance to help customers determine whether fees paid for cloud computing arrangements include a software license or should be accounted for as a service contract. For IBRD, the ASU was effective from the quarter ended September 30, 2016. The adoption of the ASU did not result in any changes to IBRD’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which current US GAAP does not provide guidance. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230):Restricted cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the statement of cash flows. For IBRD, the ASU is effective from the quarter ending September 30, 2018, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610 20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. The ASU clarifies the guidance on derecognition of nonfinancial assets that was included in ASU 2014-09, Revenue from Contracts with Customers, and includes additional guidance for partial sales of nonfinancial assets. For IBRD, this ASU and ASU 2014-09 will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    23

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. For IBRD, this ASU will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The ASU requires the shortening of the amortization period of premiums of callable debt securities purchased at a premium. The premium should be amortized to the earliest call date. For securities purchased at a discount, the discount continues to be amortized to maturity. For IBRD, this ASU will be effective beginning from the quarter ending September 30, 2019, with earlier application permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the nine months ended March 31, 2017 and the fiscal year ended June 30, 2016:

	Authorized shares	Subscribed shares
As of June 30, 2015	2,307,600	2,095,748
General and Selective Capital Increase (GCI/SCI)	—	86,520
New membership	—	586

As of June 30, 2016	2,307,600	2,182,854
GCI/SCI	—	36,910

As of March 31, 2017	2,307,600	2,219,764

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the nine months ended March 31, 2017 and the fiscal year ended June 30, 2016:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2015	$252,821	$(237,629)	$15,192
GCI/SCI	10,437	(9,826)	611
New membership	71	(69)	2

As of June 30, 2016	263,329	(247,524)	15,805
GCI/SCI	4,452	(4,218)	234

As of March 31, 2017	$267,781	$(251,742)	$16,039

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

NOTE C—INVESTMENTS

As of March 31, 2017, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of March 31, 2017 and June 30, 2016 was as follows:

In millions of U.S. dollars
	March 31, 2017	June 30, 2016
Net investment portfolio
Liquid asset portfolio	$66,021	$50,536
PCRF holdings	183	120
AMC holdings	118	153
PEBP holdings	1,108	951

Total	$67,430	$51,760

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of March 31, 2017, the majority of Investments is comprised of government and agency obligations, and time deposits (50% and 42%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of March 31, 2017, Japanese instruments represented the largest holding of a single counterparty, and amounted to 17% of the Investments–Trading portfolio. Over 99% of IBRD’s investments were rated A and above, as of March 31, 2017.

A summary of IBRD’s Investments-Trading at March 31, 2017 and June 30, 2016, is as follows:

In millions of U.S. dollars
	March 31, 2017	June 30, 2016
Equity securities [a]	$616	$523
Government and agency obligations	33,535	31,255
Time deposits	28,465	14,261
Asset-backed securities (ABS)	4,218	5,629
Alternative investments [b]	206	162

Total	$67,040	$51,830

a.	Includes $179 million of investments in comingled funds at net asset value per share (NAV), related to PEBP holdings ($162 million—June 30, 2016).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    25

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	March 31, 2017	June 30, 2016
Investments - Trading	$67,040	$51,830
Securities purchased under resale agreements	207	1,692
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(1,567)	(1,685)
Derivative assets
Currency forward contracts	18,723	9,423
Currency swaps	18,653	16,346
Interest rate swaps	80	116
Swaptions, exchange traded options and futures contracts	1	4
Other [a]	*	*

Total	37,457	25,889

Derivative liabilities
Currency forward contracts	(18,807)	(9,598)
Currency swaps	(18,398)	(16,749)
Interest rate swaps	(111)	(175)
Swaptions, exchange traded options and futures contracts	(4)	(14)
Other [a]	—	—

Total	(37,320)	(26,536)

Cash held in investment portfolio [b]	1,776	1,118
Receivable from investment securities traded	53	42
Payable for investment securities purchased [c]	(216)	(590)

Net investment portfolio	$67,430	$51,760

a.	These relate to Mortgage-backed Securities To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount includes $51 million of liabilities related to PCRF payable to IFC which is included in Other liabilities on the Condensed Balance Sheet ($34 million—June 30, 2016).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of March 31, 2017, there were $38 million of short sales included in Other liabilities on the Condensed Balance Sheet ($549 million—June 30, 2016).

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of March 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$437	$—	$—	$616	[a]
Government and agency obligations	20,991	12,544	—	33,535
Time deposits	2,569	25,896	—	28,465
ABS	—	4,218	—	4,218
Alternative investments [b]	—	—	—	206

Total Investments – Trading	$23,997	$42,658	$—	$67,040

Securities purchased under resale agreements	13	194	—	207
Derivative assets-Investments
Currency forward contracts	—	18,723	—	18,723
Currency swaps	—	18,653	—	18,653
Interest rate swaps	—	80	—	80
Swaptions, exchange traded options and futures contracts	*	1	—	1
Other [c]	—	*	—	*

Total Derivative assets-Investments	*	37,457	—	37,457

Total	$24,010	$80,309	$—	$104,704

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$216	$—	$216
Derivative liabilities-Investments
Currency forward contracts	—	18,807	—	18,807
Currency swaps	—	18,398	—	18,398
Interest rate swaps	—	111	—	111
Swaptions, exchange traded options and futures contracts	2	2	—	4
Other [c]	—	—	—	—

Total Derivative liabilities-Investments	2	37,318	—	37,320

Payable for investments securities purchased [e]	38	—	—	38

Total	$40	$37,534	$—	$37,574

a.	Includes $179 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $1,351 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    27

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$361	$—	$—	$523	[a]
Government and agency obligations	20,898	10,357	—	31,255
Time deposits	2,255	12,006	—	14,261
ABS	—	5,629	—	5,629
Alternative investments [b]	—	—	—	162

Total Investments – Trading	$23,514	$27,992	$—	$51,830

Securities purchased under resale agreements	976	716	—	1,692
Derivative assets-Investments
Currency forward contracts	—	9,423	—	9,423
Currency swaps	—	16,346	—	16,346
Interest rate swaps	—	116	—	116
Swaptions, exchange traded options and futures contracts	*	4	—	4
Other [c]	—	*	—	*

Total Derivative assets-Investments	*	25,889	—	25,889

Total	$24,490	$54,597	$—	$79,411

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$—	$14	$—	$14
Derivative liabilities-Investments
Currency forward contracts	—	9,598	—	9,598
Currency swaps	—	16,749	—	16,749
Interest rate swaps	—	175	—	175
Swaptions, exchange traded options and futures contracts	11	3	—	14
Other [c]	—	—	—	—

Total Derivative liabilities-Investments	11	26,525	—	26,536

Payable for investments securities purchased [e]	549	—	—	549

Total	$560	$26,539	$—	$27,099

a.	Includes $162 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $1,671 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

During the nine months ended March 31, 2017, and for the fiscal year ended June 30, 2016 there were no transfers between Level 1 and Level 2, within the fair value hierarchy.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities, ABS and TBAs.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of March 31, 2017 and June 30, 2016.

In millions of U.S. dollars
	March 31, 2017	June 30, 2016
Collateral received
Cash	$1,351	$1,671
Securities	843	2,175

Total collateral received	$2,194	$3,846

Collateral permitted to be repledged	$2,194	$3,846
Amount of collateral repledged	—	—

As of March 31, 2017, IBRD had received total cash collateral of $1,351 million ($1,671 million—June 30, 2016), of which $163 million was invested in highly liquid instruments ($739 million—June 30, 2016).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of March 31, 2017, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2016).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    29

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	March 31, 2017	June 30, 2016	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$215	$14	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$216	$14	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At March 31, 2017 and June 30, 2016 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	March 31, 2017
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$4	$204	$208
Equity securities	8	—	8

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$12	$204	$216

In millions of U.S. dollars
	June 30, 2016
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$—	$—	$—
Equity securities	14	—	14

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$14	$—	$14

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2017, there were no securities purchased under resale agreements which had not settled at that date (Nil—June 30, 2016). For the securities purchased under resale agreements, IBRD received securities with a fair value of $208 million ($1,694 million—June 30, 2016). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2016).

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of March 31, 2017, 78% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of March 31, 2017, only 0.2% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    31

The following tables provide an aging analysis of the loans outstanding as of March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	March 31, 2017
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,564	$21,564
Medium	—	—	—	—	—	—	78,695	78,695
High	8	—	—	—	—	8	75,208	75,216

Loans in accrual status [a]	8	—	—	—	—	8	175,467	175,475
Loans in nonaccrual status [a]	—	—	—	—	437	437	—	437
Loan at fair value [b]	—	—	—	—	—	—	138	138

Total	$8	$—	$—	$—	$437	$445	$175,605	$176,050

In millions of U.S. dollars
	June 30, 2016
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,923	$21,923
Medium	—	—	—	—	—	—	75,973	75,973
High	—	—	—	—	—	—	71,192	71,192

Loans in accrual status [a]	—	—	—	—	—	—	169,088	169,088
Loans in nonaccrual status [a]	—	—	—	—	444	444	—	444
Loan at fair value [b]	—	—	—	—	—	—	123	123

Total	$—	$—	$—	$—	$444	$444	$169,211	$169,655

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures for the nine months ended March 31, 2017, and for the fiscal year ended June 30, 2016 are summarized below:

In millions of U.S. dollars
	March 31, 2017			June 30, 2016
	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,571	$79	$1,650	$1,554	$39	$1,593
Provision - charge	140	1	141	17	40	57
Translation adjustment	(10)	(1)	(11)	*	*	*

Accumulated provision, end of the period/fiscal year	$1,701	$79	$1,780	$1,571	$79	$1,650

Composed of accumulated provision for losses on:
Loans in accrual status	$1,482			$1,349
Loans in nonaccrual status	219			222

Total	$1,701			$1,571

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$175,475			$169,088
Loans at amortized cost in nonaccrual status	437			444
Loan at fair value in accrual status	138			123

Total	$176,050			$169,655

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantee received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ Derivatives	Derivative Assets – Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios

Overdue Amounts

At March 31, 2017, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2017 and June 30, 2016, and for the three and nine months ended March 31, 2017 and March 31, 2016:

In millions of U.S. dollars
	March 31, 2017	June 30, 2016
Recorded investment in nonaccrual loans [a]	$437	$444
Accumulated provision for loan losses on nonaccrual loans	219	222
Average recorded investment in nonaccrual loans for the period/fiscal year	441	449
Overdue amounts of nonaccrual loans:	915	896
Principal	437	444
Interest and charges	478	452

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Interest revenue not recognized as a result of loans being in nonaccrual status	$8	$9	$26	$26

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    33

During the nine months ended March 31, 2017 and March 31, 2016, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the nine months ended March 31, 2017, interest income of $4 million was recognized on loans in nonaccrual status ($4 million—nine months ended March 31, 2016).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at March 31, 2017:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$437	$915	October 2000

Guarantees

Guarantees of $ 5,608 million were outstanding as of March 31, 2017 ($5,220 million—June 30, 2016). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2030.

As of March 31, 2017, liabilities related to IBRD’s obligations under guarantees of $366 million ($387 million—June 30, 2016), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $69 million ($62 million—June 30, 2016).

During the nine months ended March 31, 2017 and March 31, 2016, no guarantees provided by IBRD were called.

IBRD executed EEAs with MIGA for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are therefore recognized as financial guarantees in IBRD’s financial statements.

Information on the location and amounts associated with the EEAs included in the Condensed Balance Sheet and Condensed Statement of Income as of and for the nine months ended March 31, 2017, is presented in the following table:

In millions of U.S. dollars
	March 31, 2017			June 30, 2016
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on Condensed Balance Sheet
Guarantee provided [a,c]	$3,684	$(276)	$(41)	$3,692	$(292)	$(41)	Other liabilities
Guarantee received [b]	(3,683)	276	43	(3,694)	292	42	Other assets

	$1	$—	$2	$(2)	$—	$1

a.	For the nine months ended March 31, 2017, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes Nil of provisions relating to Guarantee provided ($47 million—nine months ended March 31, 2016).
b.	For the nine months ended March 31, 2017, Other, net, line on the Condensed Statement of Income includes $1 million of Recoverable asset relating to Guarantee received ($51 million—nine months ended March 31, 2016).
c.	Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $5,608 million, obligations under guarantees of $366 million and accumulated provision for guarantee losses of $69 million, respectively ($5,220 million, $387 million and $62 million, respectively—June 30, 2016).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

The reduction in net income for the three and nine months ended March 31, 2017 and March 31, 2016, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Interest waivers	$17	$20	$52	$64
Commitment charge waivers	1	*	1	1
Front-end fee waivers	3	4	9	12

Total	$21	$24	$62	$77

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the nine months ended March 31, 2017, one country contributed in excess of 10 percent of total loan revenue; this amounted to $271 million.

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the nine months ended March 31, 2017 and March 31, 2016, is presented in the following table:

In millions of U.S. dollars
	March 31, 2017		March 31, 2016
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$3,983	$168	$3,348	$137
East Asia and Pacific	37,118	539	35,016	365
Europe and Central Asia	43,425	381	43,630	320
Latin America and the Caribbean	57,437	983	55,238	775
Middle East and North Africa	19,579	202	15,740	121
South Asia	14,308	171	13,800	93
Other [a]	200	1	209	1

Total	$176,050	$2,445	$166,981	$1,812

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $551 million from loan related derivatives ($674 million—nine months ended March 31, 2016). Includes commitment charges of $51 million ($21 million—nine months ended March 31, 2016).

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at March 31, 2017 was 5.2%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and nine months ended March 31, 2017 and March 31, 2016:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Beginning of the period/fiscal year	$132	$118	$123	$125
Total realized/unrealized gains (losses) in:
Net income	4	4	7	9
Other comprehensive (loss) income	2	(8)	8	(20)

End of the period	$138	$114	$138	$114

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    35

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, for the three and nine months ended March 31, 2017 and March 31, 2016 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2017	2016	2017	2016
Condensed Statement of Income line Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$1	$2	$1	$1

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	March 31, 2017		June 30, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$173,899	$177,285	$167,643	$172,577

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of March 31, 2017 and June 30, 2016, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the ones reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of March 31, 2017, 99% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	March 31, 2017	June 30, 2016
Borrowings [a]	$199,691	$181,723
Currency swaps, net	2,139	1,279
Interest rate swaps, net	(325)	(4,771)

	$201,505	$178,231

a.	Includes $1,403 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($455 million—June 30, 2016).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $1,280 million ($497 million—nine months ended March 31, 2016) includes $1,715 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($2,186 million—nine months ended March 31, 2016).

36    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of March 31, 2017 and June 30, 2016 is as follows:

In millions of U.S. dollars
	March 31, 2017	June 30, 2016
Level 1	$—	$—
Level 2	197,315	178,932
Level 3	2,376	2,791

	$199,691	$181,723

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and nine months ended March 31, 2017 and March 31, 2016:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Beginning of the period/fiscal year	$2,090	$1,994	$2,791	$2,406
Total realized/unrealized mark-to-market losses (gains) in:
Net income	60	2	84	(119)
Other comprehensive income	34	39	(75)	21
Issuances	225	94	308	174
Settlements	(26)	(53)	(77)	(415)
Transfers into (out of), net	(7)	506	(655)	515

End of the period	$2,376	$2,582	$2,376	$2,582

Information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three and nine months ended March 31, 2017 and March 31, 2016, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized (Losses) Gains	2017	2016	2017	2016
Condensed Statement of Income line
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(44)	$11	$(24)	$110

The following table provides information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three and nine months ended March 31, 2017 and March 31, 2016, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized (Losses) Gains	2017	2016	2017	2016
Condensed Statement of Income line
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(184)	$(1,711)	$4,799	$(591)

During the three and nine months ended March 31, 2017, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of March 31, 2017, were unrealized mark-to-market losses of $466 million and $849 million, respectively.

During the three and nine months ended March 31, 2016, IBRD’s credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of March 31, 2016, were unrealized mark-to-market gains of $542 million and $1,579 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    37

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the nine months ended March 31, 2017, and for the fiscal year ended June 30, 2016, the interest rate volatilities for certain currencies were extrapolated for certain tenors and thus are considered an unobservable input.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2017	Fair Value at June 30, 2016	Valuation Technique	Unobservable input	Range (average), March 31, 2017	Range (average), June 30, 2016
Borrowings	$2,376	$2,791		Correlations	-47% to 78% (9%)	-37% to 83% (15%)
			Discounted Cash Flow	Interest rate volatilities	19% to 45% (34%)	28% to 487% (445%)

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2017 and March 31, 2016. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars
	Three Months Ended March 31, 2017		Nine Months Ended March 31, 2017
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$7	$(7)	$655	$(655)
Transfer (out of) into	—	—	—	—

	$7	$(7)	$655	$(655)

In millions of U.S. dollars
	Three Months Ended March 31, 2016		Nine Months Ended March 31, 2016
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$19	$(19)
Transfer (out of) into	(506)	506	(534)	534

	$(506)	$506	$(515)	$515

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2017	$199,691	$205,392	$(5,701)
June 30, 2016	$181,723	$180,863	$860

38    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes: Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio

Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)

Other purposes: Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets		Derivative Liabilities
	March 31, 2017	June 30, 2016	March 31, 2017	June 30, 2016
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$1	$4	$4	$14
Interest rate swaps	5,218	10,405	6,260	6,791
Currency swaps [a]	141,312	134,079	142,634	134,936
Other [b]	*	*	—	—

Total Derivatives	$146,531	$144,488	$148,898	$141,741

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    39

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	March 31, 2017	June 30, 2016
Investments - Trading
Interest rate swaps
Notional principal	$8,364	$10,997
Credit exposure	80	116
Currency swaps (including currency forward contracts)
Credit exposure	493	390
Swaptions, exchange traded options and futures contracts [a]
Notional long position	3,474	176
Notional short position	7,454	2,294
Credit exposure	1	4
Other derivatives [b]
Notional long position	28	28
Notional short position	—	—
Credit exposure	*	*

Loans
Interest rate swaps
Notional principal	24,427	25,583
Credit exposure	115	69
Currency swaps
Credit exposure	736	968

Client operations
Interest rate swaps
Notional principal	20,535	22,237
Credit exposure	1,124	1,992
Currency swaps
Credit exposure	1,477	1,749

Borrowings
Interest rate swaps
Notional principal	250,251	217,961
Credit exposure	3,197	5,840
Currency swaps
Credit exposure	6,115	7,890

Other derivatives
Interest rate swaps
Notional principal	150,513	51,938
Credit exposure	702	2,388
Currency swaps
Credit exposure	9	33

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

40    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2017 is $5,960 million ($3,385 million—June 30, 2016). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on March 31, 2017, the amount of collateral that would need to be posted would be $2,556 million ($776 million—June 30, 2016). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $5,960 million ($3,385 million—June 30, 2016). IBRD received collateral totaling $2,194 million as of March 31, 2017 ($3,846 million—June 30, 2016), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three and nine months ended March 31, 2017, and March 31, 2016, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Income Statement line	Unrealized mark-to-market gains (losses)
		Three Months Ended March 31,		Nine Months Ended March 31,
		2017	2016	2017	2016
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]
Interest rate swaps	Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$10	$1,590	$(4,620)	$1,376
Currency swaps (including currency forward contracts and structured swaps)		42	293	(794)	332

Total		$52	$1,883	$(5,414)	$1,708

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net investment–trading portfolio and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2017 and March 31, 2016:

In millions of U.S. dollars
Condensed Statement of Income line	Unrealized mark-to-market gains (losses) [a]
	Three Months Ended March 31,			Nine Months Ended March 31,
	2017	2016		2017	2016
Type of instrument
Fixed income (including associated derivatives)	$77	$	*	$163	$(33)
Equity	17		*	35	(14)

Total	$94	$	*	$198	$(47)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
*	Indicates amount less than $0.5 million.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    41

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of March 31, 2017 and June 30, 2016. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	March 31, 2017
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,128	$(16,910)	$5,218	$31,638	$(25,378)	$6,260
Currency swaps [a]	141,312	—	141,312	142,634	—	142,634
Other [b]	1	—	1	6	(2)	4

Total	$163,441	$(16,910)	$146,531	$174,278	$(25,380)	$148,898

Amounts subject to legally enforceable master netting agreements [c]			(142,823)			(142,823)

Net derivative positions at counterparty level before collateral			3,708			6,075

Less:
Cash collateral received [d]			1,298
Securities collateral received [d]			524

Net derivative exposure after collateral			$1,886

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2016
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,347	$(11,942)	$10,405	$19,323	$(12,532)	$6,791
Currency swaps [a]	134,079	—	134,079	134,936	—	134,936
Other [b]	4	—	4	16	(2)	14

Total	$156,430	$(11,942)	$144,488	$154,275	$(12,534)	$141,741

Amounts subject to legally enforceable master netting agreements [c]			(138,206)			(138,206)

Net derivative positions at counterparty level before collateral			6,282			3,535

Less:
Cash collateral received [d]			1,646
Securities collateral received [d]			1,543

Net derivative exposure after collateral			$3,093

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

42    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and June 30, 2016 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	March 31, 2017
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$18,723	$—	$18,723
Currency swaps		—	18,653	—	18,653
Interest rate swaps		—	80	—	80
Swaptions, exchange traded options and futures contracts		*	1	—	1
Other [a]		—	*	—	*

		*	37,457	—	37,457

Loans
Currency swaps		—	4,318	239	4,557
Interest rate swaps		—	115		115

		—	4,433	239	4,672

Client operations
Currency swaps (including currency forward contracts)		—	24,376	—	24,376
Interest rate swaps		—	1,124	—	1,124

		—	25,500	—	25,500

Borrowings
Currency swaps		—	73,259	1,219	74,478
Interest rate swaps		—	3,171	26	3,197

		—	76,430	1,245	77,675

Others
Currency swaps		—	525	—	525
Interest rate swaps		—	702	—	702

		—	1,227	—	1,227

Total derivative assets	$	*	$145,047	$1,484	$146,531

Derivative Liabilities:
Investments
Currency forward contracts		$—	$18,807	$—	$18,807
Currency swaps		—	18,398	—	18,398
Interest rate swaps		—	111	—	111
Swaptions, exchange traded options and futures contracts		2	2	—	4
Other [a]		—	—	—	—

		2	37,318	—	37,320

Loans
Currency swaps		—	3,639	258	3,897
Interest rate swaps		—	1,825		1,825

		—	5,464	258	5,722

Client operations
Currency swaps (including currency forward contracts)		—	24,366		24,366
Interest rate swaps		—	1,132	23	1,155

		—	25,498	23	25,521

Borrowings
Currency swaps		—	75,421	1,196	76,617
Interest rate swaps		—	2,730	142	2,872

		—	78,151	1,338	79,489

Others
Currency swaps		—	549	—	549
Interest rate swaps		—	297	—	297

		—	846	—	846

Total derivative liabilities		$2	$147,277	$1,619	$148,898

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    43

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2016
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$9,423	$—	$9,423
Currency swaps		—	16,346	—	16,346
Interest rate swaps		—	116	—	116
Swaptions, exchange traded options and futures contracts		*	4	—	4
Other [a]		—	*	—	*

		*	25,889	—	25,889

Loans
Currency swaps		—	3,919	108	4,027
Interest rate swaps		—	69	—	69

		—	3,988	108	4,096

Client operations
Currency swaps (including currency forward contracts)		—	25,581	—	25,581
Interest rate swaps		—	1,992	—	1,992

		—	27,573	—	27,573

Borrowings
Currency swaps		—	76,669	1,456	78,125
Interest rate swaps		—	5,779	61	5,840

		—	82,448	1,517	83,965

Others
Currency swaps		—	577	—	577
Interest rate swaps		—	2,388	—	2,388

		—	2,965	—	2,965

Total derivative assets	$	*	$142,863	$1,625	$144,488

Derivative Liabilities:
Investments
Currency forward contracts		$—	$9,598	$—	$9,598
Currency swaps		—	16,749	—	16,749
Interest rate swaps		—	175	—	175
Swaptions, exchange traded options and futures contracts		11	3	—	14
Other [a]		—	—	—	—

		11	26,525	—	26,536

Loans
Currency swaps		—	2,969	94	3,063
Interest rate swaps		—	3,370	—	3,370

		—	6,339	94	6,433

Client operations
Currency swaps (including currency forward contracts)		—	25,572	—	25,572
Interest rate swaps		—	2,022	16	2,038

		—	27,594	16	27,610

Borrowings
Currency swaps		—	78,099	1,305	79,404
Interest rate swaps		—	927	142	1,069

		—	79,026	1,447	80,473

Others
Currency swaps		—	550	—	550
Interest rate swaps		—	139	—	139

		—	689	—	689

Total derivative liabilities		$11	$140,173	$1,557	$141,741

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

44    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net during the three and nine months ended March 31, 2017 and March 31, 2016:

In millions of U.S. dollars
	Three Months Ended March 31, 2017			Nine Months Ended March 31, 2017
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$(15)	$(164)	$(179)	$165	$(97)	$68
Total realized/unrealized (losses) gains in:
Net income	(8)	26	18	(25)	13	(12)
Other comprehensive income	26	—	26	(87)	(1)	(88)
Issuances	(2)	(2)	(4)	(1)	(2)	(3)
Settlements	—	1	1	(5)	2	(3)
Transfers, net	3	—	3	(43)	(54)	(97)

End of the period	$4	$(139)	$(135)	$4	$(139)	$(135)

In millions of U.S. dollars
	Three Months Ended March 31, 2016			Nine Months Ended March 31, 2016
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$26	$(105)	$(79)	$48	$(16)	$32
Total realized/unrealized gains (losses) in:
Net income	14	(17)	(3)	1	(105)	(104)
Other comprehensive income	45	1	46	51	1	52
Issuances	—	—	—	—	(3)	(3)
Settlements	—	(3)	(3)	(2)	(1)	(3)
Transfers, net	61	52	113	48	52	100

End of the period	$146	$(72)	$74	$146	$(72)	$74

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2017 and March 31, 2016, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2017	2016	2017	2016
Condensed Statement of Income line
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$13	$(8)	$(33)	$(77)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    45

The following table provides details of all inter-level transfers during the three and nine months ended March 31, 2017 and March 31, 2016:

In millions of U.S. dollars
	Three Months Ended March 31, 2017		Nine Months Ended March 31, 2017
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$7	$(7)	$292	$(292)
Transfer (out of) into	—	—	—	—

	7	(7)	292	(292)

Derivative liabilities, net
Transfer (into) out of	$(10)	$10	$(195)	$195
Transfer out of (into)	—	—	—	—

	(10)	10	(195)	195

Transfers, net	$(3)	$3	$97	$(97)

In millions of U.S. dollars
	Three Months Ended March 31, 2016		Nine Months Ended March 31, 2016
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	(113)	113	(113)	113

	(113)	113	(113)	113

Derivative liabilities, net
Transfer (into) out of	$—	$—	$(4)	$4
Transfer out of (into)	—	—	17	(17)

	—	—	13	(13)

Transfers, net	$(113)	$113	$(100)	$100

Transfers between Level 3 and Level 2 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2017	Fair Value at June 30, 2016	Valuation Technique	Unobservable input	Range (average), March 31, 2017	Range (average), June 30, 2016
Currency swaps, Interest rate swaps				Correlations	-47% to 78% (9%)	-37% to 83% (15%)
	($135)	$68	Discounted Cash Flow	Interest rate volatilities	19% to 45% (34%)	28% to 487% (445%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

46    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 4, 2016, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2016, an increase in General Reserve by $96 million and a decrease in the Pension Reserve by $24 million.

On October 7, 2016, IBRD’s Board of Governors approved an immediate transfer to the International Development Association (IDA) of $497 million out of the net income earned in the fiscal year ended June 30, 2016. The transfer to IDA was made on October 14, 2016.

Retained earnings comprise the following components at March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	March 31, 2017	June 30, 2016
Special reserve	$293	$293
General reserve	27,021	26,925
Pension reserve	938	962
Surplus	271	271
Cumulative fair value adjustments [a]	(1,048)	(1,679)
Unallocated net income	(241)	1,200
Restricted retained earnings	24	24

Total	$27,258	$27,996

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP), and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing methodology. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2017 and March 31, 2016.

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2017				March 31, 2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$118	$32	$19	$169	$354	$97	$56	$507
Interest cost	151	27	12	190	453	81	38	572
Expected return on plan assets	(214)	(32)	—	(246)	(643)	(98)	—	(741)
Amortization of unrecognized prior service costs [a]	1	4	1	6	3	13	2	18
Amortization of unrecognized net actuarial losses [a]	65	6	15	86	196	18	45	259

Net periodic pension cost [b]	$121	$37	$47	$205	$363	$111	$141	$615

of which:
IBRD’s share [b]	$59	$18	$23	$100	$177	$54	$69	$300
IDA’s share	$62	$19	$24	$105	$186	$57	$72	$315

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    47

In millions of U.S. dollars
	Three Months Ended March 31, 2016				Nine Months Ended March 31, 2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$98	$27	$14	$139	$295	$79	$44	$418
Interest cost	166	28	13	207	497	84	37	618
Expected return on plan assets	(233)	(36)	—	(269)	(700)	(105)	—	(805)
Amortization of unrecognized prior service costs [a]	—	4	1	5	2	12	2	16
Amortization of unrecognized net actuarial losses [a]	19	—	10	29	57	—	30	87

Net periodic pension cost [b]	$50	$23	$38	$111	$151	$70	$113	$334

of which:
IBRD’s share [b]	$26	$12	$19	$57	$77	$36	$57	$170
IDA’s share	$24	$11	$19	$54	$74	$34	$56	$164

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At March 31, 2017 and June 30, 2016, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	March 31, 2017				June 30, 2016
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Loans	$—	$200	$—	$200	$—	$205	$—	$205
Administrative Services	334	36	4	374	397	59	5	461
Derivative Transactions [a]
Receivable	7,787	—	—	7,787	7,942	—	—	7,942
Payable	(8,195)	—	—	(8,195)	(8,214)	—	—	(8,214)
Pension and Other Postretirement Benefits	(722)	(248)	(10)	(980)	(821)	(226)	(9)	(1,056)
Investments	—	(51)	—	(51)	—	(34)	—	(34)

	$(796)	$(63)	$(6)	$(865)	$(696)	$4	$(4)	$(696)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

48    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At March 31, 2017, the loan balance under this facility amounted to $4 million ($9 million—June 30, 2016), carried a fixed interest rate of 3.96%, and matures within three months. This loan is not eligible for interest waivers.

IBRD has another facility with IFC under which IFC can borrow up to $197 million. At March 31, 2017, the balance of this loan was $196 million ($196 million—June 30, 2016). This loan is at LIBOR less 25 basis points (1.05% as of March 31, 2017) and is not eligible for interest waivers.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities were limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each had exchanged $120 million of notional exposure as follows: MIGA assumed IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of March 31, 2017, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($3 million—June 30, 2016), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($3 million—June 30, 2016). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2016).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2017, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $399 million and $1,240 million, respectively ($336 million and $1,022 million, respectively—three and nine months ended March 31, 2016).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing methodology. Amounts are settled quarterly. For the three and nine months ended March 31, 2017, IBRD’s other revenue is net of revenue allocated to IDA of $64 million and $164 million ($54 million and $155 million—three and nine months ended March 31, 2016), respectively.

For the three and nine months ended March 31, 2017 and March 31, 2016, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Fees charged to IFC	$17	$16	$48	$47
Fees charged to MIGA	2	1	4	4

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and which are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    49

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the nine months ended March 31, 2017 and March 31, 2016:

In millions of U.S. dollars
	Nine Months Ended March 31, 2017
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$(135)	$(186)	$—		$(186)	$(321)
Cumulative Effect of Change in Accounting Principle [a]	500		—		—	500
Reclassification [a]	(507)	—	2	[b]	2	(505)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(5,800)	—	259	[c]	259	(5,541)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(184)	—	18	[c]	18	(166)

Total Accumulated Other Comprehensive Loss	$(6,126)	$(186)	$279		$93	$(6,033)

In millions of U.S. dollars
	Nine Months Ended March 31, 2016
	Balance, beginning of the fiscal year		Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$	*	$53	$—		$53	$53
Cumulative Effect of Change in Accounting Principle [a]		500	—	—		—	500
Reclassification [a]		(509)	—	2	[b]	2	(507)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans		(3,022)	—	87	[c]	87	(2,935)
Unrecognized Prior Service (Costs) Credits on Benefit Plans		(182)	—	16	[c]	16	(166)

Total Accumulated Other Comprehensive Loss		$(3,213)	$53	$105		$158	$(3,055)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H—Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

50    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2017 and June 30, 2016:

In millions of U.S. dollars
	March 31, 2017			June 30, 2016
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$2,026	$2,026		$1,284	$1,284
Investments-Trading (including Securities purchased under resale agreements)	67,247	67,247		53,522	53,522
Net loans outstanding	173,899	177,285		167,643	172,577
Derivative assets
Investments	37,457	37,457		25,889	25,889
Loans	4,672	4,672		4,096	4,096
Client operations	25,500	25,500		27,573	27,573
Borrowings	77,675	77,675		83,965	83,965
Others	1,227	1,227		2,965	2,965
Liabilities
Borrowings	199,691	199,704	[a]	181,723	181,736	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	1,567	1,567		1,685	1,685
Derivative liabilities
Investments	37,320	37,320		26,536	26,536
Loans	5,722	5,722		6,433	6,433
Client operations	25,521	25,521		27,610	27,610
Borrowings	79,489	79,489		80,473	80,473
Others	846	846		689	689

a.	Includes $13 million ($13 million—June 30, 2016) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of March 31, 2017 and June 30, 2016, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)    51

Unrealized mark-to-market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading and non-trading portfolios, net for the three and nine months ended March 31, 2017 and March 31, 2016:

In millions of U.S. dollars
	Three Months Ended March 31, 2017			Nine Months Ended March 31, 2017
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$77	$17	$94	$387	$(189)	$198

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	85	85 [b]	—	1,543	1,543 [b]
Equity management, net	—	(82)	(82)	—	(1,764)	(1,764)
Borrowings, including derivatives—Notes E and F	2	(138)	(136)[c]	4	(409)	(405)[c]
Other assets/liabilities derivatives	—	(2)	(2)	—	(4)	(4)
Client operations derivatives	—	4	4	—	16	16

Total	$2	$(133)	$(131)	$4	$(618)	$(614)

In millions of U.S. dollars
	Three Months Ended March 31, 2016			Nine Months Ended March 31, 2016
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(3)	$3	$ *	$103	$(150)	$(47)

Non trading portfolios, net
Loans, including derivatives—Notes D and F	—	(934)	(934)[b]	—	(920)	(920)[b]
Equity management, net	—	985	985	—	1,137	1,137
Borrowings, including derivatives—Notes E and F	8	132	140 [c]	23	903	926 [c]
Other assets/liabilities derivatives	—	(1)	(1)	—	(3)	(3)
Client operations derivatives	—	(16)	(16)	—	(22)	(22)

Total	$8	$166	$174	$23	$1,095	$1,118

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.	Includes $84 million and $1,542 million of unrealized mark-to-market gains related to derivatives associated with loans for three and nine months ended March 31, 2017, respectively (unrealized mark-to-market losses of $936 million and $921 million—three and nine months ended March 31, 2016, respectively).
c.	Includes $48 million of unrealized mark-to-market gains and $5,204 million of unrealized mark-to-market losses related to derivatives associated with borrowings for three and nine months ended March 31, 2017, respectively (unrealized mark-to-market gains of $1,851 million and $1,517 million—three and nine months ended March 31, 2016, respectively).
*	Indicates amount less than $0.5 million.

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of, and for the three and nine months ended March 31, 2017, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

52    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2017 (UNAUDITED)

INDEPENDENT AUDITORS’ REVIEW REPORT

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of March 31, 2017, the related condensed statements of income and comprehensive income for the three and nine-month periods ended March 31, 2017 and 2016 and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2017 and 2016.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2016

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet as of June 30, 2016, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 4, 2016. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2016, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

May 10, 2017

53

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0220BRL07.05	0000015059	BRL	10,000,000.00	3,115,701.58	1/11/17	2/10/17	2/13/20
BOND/SELL BRL/IBRD/GDIF/0320BRL07.17	0000015079	BRL	31,600,000.00	9,800,272.92	1/19/17	3/2/17	3/5/20
BOND/SELL BRL/IBRD/GDIF/0919BRL07.60	0000015168	BRL	27,000,000.00	8,653,846.15	3/8/17	3/17/17	9/26/19
BOND/SELL BRL/IBRD/GDIF/0320BRL07.15	0000015183	BRL	22,820,000.00	7,244,099.49	3/14/17	3/23/17	3/24/20
BOND/SELL BRL/IBRD/GDIF/0321BRL00.50	0000015109	BRL	7,000,000.00	2,235,314.78	2/7/17	3/30/17	3/30/21
BOND/SELL BRL/IBRD/GDIF/0420BRL07.17	0000015202	BRL	13,600,000.00	4,406,642.37	3/23/17	4/19/17	4/28/20
BOND/SELL BRL/IBRD/GDIF/0521BRL06.95	0000015203	BRL	15,700,000.00	5,087,079.79	3/23/17	4/28/17	5/13/21

Sub-total New Borrowings			127,720,000.00	40,542,957.07

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0122AUD02.80	0000015050	AUD	600,000,000.00	437,250,000.00	1/5/17	1/12/17	1/12/22
BOND/SELL AUD/IBRD/GDIF/0227AUD03.00	0000015063	AUD	5,000,000.00	3,750,750.00	1/12/17	2/6/17	2/6/27
BOND/SELL AUD/IBRD/GDIF/0227AUD03.00	0000015123	AUD	15,000,000.00	11,541,750.00	2/14/17	2/23/17	2/6/27
BOND/SELL AUD/IBRD/GDIF/0227AUD03.00	0000015144	AUD	15,000,000.00	11,514,000.00	2/28/17	3/9/17	2/6/27
BOND/SELL AUD/IBRD/GDIF/0122AUD02.80	0000015185	AUD	400,000,000.00	302,360,000.00	3/14/17	3/21/17	1/12/22
BOND/SELL AUD/IBRD/GDIF/1026AUD03.00	0000015186	AUD	400,000,000.00	302,360,000.00	3/14/17	3/21/17	10/19/26
BOND/SELL AUD/IBRD/GDIF/0227AUD03.00	0000015201	AUD	15,000,000.00	11,481,750.00	3/22/17	3/31/17	2/6/27

Sub-total New Borrowings			1,450,000,000.00	1,080,258,250.00

Page 1/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

CHINA YUAN RENMINBI
BOND/SELL CNY/IBRD/GDIF/0721CNY02.50	0000015048	CNY	25,000,000.00	3,628,447.02	1/5/17	1/17/17	7/22/21
BOND/SELL CNY/IBRD/GDIF/0721CNY02.50	0000015145	CNY	30,000,000.00	4,368,529.12	2/28/17	3/9/17	7/22/21

Sub-total New Borrowings			55,000,000.00	7,996,976.14

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0332EURSTR	0000015166	EUR	106,800,000.00	112,935,660.00	3/7/17	3/21/17	3/22/32
BOND/SELL EUR/IBRD/GDIF/0357EUR00.00	0000015188	EUR	90,000,000.00	96,520,500.00	3/16/17	3/23/17	3/23/57
BOND/SELL EUR/IBRD/GDIF/0125EURSTR	0000015045	EUR	100,000,000.00	104,305,000.00	1/4/17	1/17/17	1/17/25
BOND/SELL EUR/IBRD/GDIF/0148EURSTR	0000015081	EUR	50,000,000.00	53,645,000.00	1/23/17	1/30/17	1/30/48
BOND/SELL EUR/IBRD/GDIF/0247EURSTR	0000015105	EUR	50,000,000.00	54,055,000.00	2/2/17	2/9/17	2/9/47
BOND/SELL EUR/IBRD/GDIF/0337EURSTR	0000015167	EUR	56,800,000.00	60,063,160.00	3/7/17	3/21/17	3/23/37
BOND/SELL EUR/IBRD/GDIF/0425EUR00.155	0000015151	EUR	50,000,000.00	52,612,500.00	3/2/17	3/29/17	4/15/25
BOND/SELL EUR/IBRD/GDIF/0357EUR01.40	0000015191	EUR	50,000,000.00	53,797,500.00	3/20/17	3/31/17	3/30/57

Sub-total New Borrowings			553,600,000.00	587,934,320.00

Page 2/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1221GBP00.75	0000015051	GBP	500,000,000.00	618,350,000.00	1/6/17	1/13/17	12/7/21
BOND/SELL GBP/IBRD/GDIF/0121GBPSTR	0000015065	GBP	100,000,000.00	121,855,000.00	1/13/17	1/23/17	1/23/21

Sub-total New Borrowings			600,000,000.00	740,205,000.00

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0422HKD01.87	0000015212	HKD	1,550,000,000.00	199,514,728.69	3/29/17	4/7/17	4/7/22

Sub-total New Borrowings			1,550,000,000.00	199,514,728.69

Indian Rupees
BOND/SELL INR/IBRD/GDIF/1021INR00.00	0000015111	INR	210,000,000.00	3,125,465.10	2/8/17	2/15/17	10/18/21
BOND/SELL INR/IBRD/GDIF/0427INR00.00	0000015220	INR	900,000,000.00	13,862,148.63	3/30/17	4/12/17	4/12/27
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000015066	INR	300,000,000.00	4,399,491.42	1/13/17	1/25/17	7/22/21
BOND/SELL INR/IBRD/GDIF/1021INR04.70	0000015084	INR	300,000,000.00	4,405,587.17	1/25/17	2/2/17	10/13/21
BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015092	INR	1,500,000,000.00	22,044,850.98	1/27/17	2/6/17	10/28/19
BOND/SELL INR/IBRD/GDIF/0221INR05.00	0000015106	INR	351,000,000.00	5,213,222.28	2/3/17	2/16/17	2/17/21
BOND/SELL INR/IBRD/GDIF/0320INR04.60A	0000015101	INR	1,200,000,000.00	17,787,000.67	2/1/17	3/2/17	3/2/20
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000015146	INR	300,000,000.00	4,489,001.95	3/1/17	3/10/17	7/22/21
BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015170	INR	2,000,000,000.00	29,951,329.09	3/9/17	3/16/17	10/28/19

Page 3/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/1019INR05.75	0000015197	INR	2,000,000,000.00	30,660,738.92	3/21/17	3/29/17	10/28/19
BOND/SELL INR/IBRD/GDIF/0421INR04.85	0000015135	INR	180,000,000.00	2,699,055.33	2/23/17	3/30/17	4/6/21
BOND/SELL INR/IBRD/GDIF/0320INR04.95	0000015149	INR	1,200,000,000.00	17,956,007.78	3/1/17	3/30/17	3/30/20
BOND/SELL INR/IBRD/GDIF/0721INR05.80	0000015200	INR	600,000,000.00	9,167,653.46	3/22/17	3/31/17	7/22/21
BOND/SELL INR/IBRD/GDIF/0422INR05.30	0000015204	INR	1,908,000,000.00	29,178,773.51	3/24/17	4/27/17	4/26/22

Sub-total New Borrowings			12,949,000,000.00	194,940,326.29

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0718JPYSTR	0000015074	JPY	2,447,000,000.00	21,585,145.33	1/18/17	1/26/17	7/11/18
BOND/SELL JPY/IBRD/GDIF/0120JPYSTR	0000015052	JPY	740,000,000.00	6,379,035.39	1/6/17	1/30/17	1/30/20
BOND/SELL JPY/IBRD/GDIF/0120JPYSTR01	0000015093	JPY	999,000,000.00	8,681,294.81	1/27/17	2/7/17	1/10/20
BOND/SELL JPY/IBRD/GDIF/0818JPYSTR04	0000015124	JPY	2,558,000,000.00	22,558,313.86	2/14/17	2/22/17	8/10/18
BOND/SELL JPY/IBRD/GDIF/0818JPYSTR05	0000015125	JPY	29,797,000,000.00	262,771,727.15	2/14/17	2/22/17	8/10/18
BOND/SELL JPY/IBRD/GDIF/0220JPYSTR06	0000015107	JPY	720,000,000.00	6,400,284.46	2/6/17	2/27/17	2/28/20
BOND/SELL JPY/IBRD/GDIF/0320JPYSTR15	0000015173	JPY	382,000,000.00	3,331,443.77	3/9/17	3/16/17	3/17/20
BOND/SELL JPY/IBRD/GDIF/0322JPYSTR12	0000015152	JPY	200,000,000.00	1,750,164.08	3/2/17	3/17/17	3/17/22
BOND/SELL JPY/IBRD/GDIF/0918JPYSTR03	0000015190	JPY	5,033,000,000.00	44,451,313.76	3/17/17	3/28/17	9/12/18
BOND/SELL JPY/IBRD/GDIF/0322JPYSTR13	0000015160	JPY	380,000,000.00	3,319,647.07	3/3/17	3/29/17	3/30/22
BOND/SELL JPY/IBRD/GDIF/0918JPYSTR04	0000015199	JPY	4,649,000,000.00	41,771,867.56	3/22/17	3/30/17	9/27/18

Sub-total New Borrowings			47,905,000,000.00	423,000,237.22

Page 4/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015061	MXN	300,000,000.00	13,890,496.59	1/12/17	1/23/17	10/17/19
BOND/SELL MXN/IBRD/GDIF/1019MXN05.25	0000015087	MXN	400,000,000.00	19,082,603.82	1/26/17	2/2/17	10/17/19
BOND/SELL MXN/IBRD/GDIF/0320MXN07.50	0000015097	MXN	550,000,000.00	26,411,769.08	1/30/17	2/7/17	3/5/20
BOND/SELL MXN/IBRD/GDIF/0221MXN07.125	0000015100	MXN	500,000,000.00	24,196,085.07	2/1/17	2/9/17	2/9/21
BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000015054	MXN	500,000,000.00	23,485,204.32	1/9/17	1/17/17	9/19/22
BOND/SELL MXN/IBRD/GDIF/0424MXN00.00	0000015067	MXN	80,000,000.00	3,694,894.12	1/13/17	1/23/17	4/30/24
BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000015102	MXN	400,000,000.00	19,440,833.04	2/2/17	2/9/17	9/19/22
BOND/SELL MXN/IBRD/GDIF/0424MXN00.00	0000015143	MXN	80,000,000.00	4,034,952.78	2/27/17	3/6/17	4/30/24
BOND/SELL MXN/IBRD/GDIF/0327MXN00.00	0000015161	MXN	250,000,000.00	12,803,769.43	3/6/17	3/13/17	3/13/27
BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000015169	MXN	350,000,000.00	17,887,076.33	3/8/17	3/15/17	9/19/22
BOND/SELL MXN/IBRD/GDIF/0327MXN00.00	0000015215	MXN	250,000,000.00	13,379,429.93	3/30/17	4/6/17	3/13/27

Sub-total New Borrowings			3,660,000,000.00	178,307,114.51

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/0320MYR02.95	0000015156	MYR	65,000,000.00	14,610,024.72	3/2/17	3/13/17	3/13/20

Sub-total New Borrowings			65,000,000.00	14,610,024.72

Page 5/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0133NOK02.032	0000015060	NOK	1,000,000,000.00	117,601,401.81	1/12/17	1/23/17	1/23/33
BOND/SELL NOK/IBRD/GDIF/0222NOK01.00	0000015086	NOK	1,000,000,000.00	120,322,464.20	1/25/17	2/2/17	2/2/22

Sub-total New Borrowings			2,000,000,000.00	237,923,866.01

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0122NZD03.375	0000015075	NZD	550,000,000.00	395,862,500.00	1/18/17	1/25/17	1/25/22
BOND/SELL NZD/IBRD/GDIF/0227NZD03.60	0000015062	NZD	5,000,000.00	3,557,250.00	1/12/17	2/7/17	2/6/27
BOND/SELL NZD/IBRD/GDIF/0227NZD03.60	0000015122	NZD	15,000,000.00	10,786,500.00	2/14/17	2/23/17	2/6/27
BOND/SELL NZD/IBRD/GDIF/0227NZD03.60	0000015136	NZD	10,000,000.00	7,236,500.00	2/23/17	3/6/17	2/6/27
BOND/SELL NZD/IBRD/GDIF/0227NZD03.60	0000015154	NZD	25,000,000.00	17,753,750.00	3/2/17	3/13/17	2/6/27

Sub-total New Borrowings			605,000,000.00	435,196,500.00

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015043	RUB	1,000,000,000.00	16,439,432.61	1/4/17	1/11/17	11/23/20
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015049	RUB	1,000,000,000.00	16,808,050.38	1/5/17	1/11/17	8/22/18

Page 6/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL RUB/IBRD/GDIF/0919RUB10.00	0000015053	RUB	1,500,000,000.00	25,104,959.65	1/9/17	1/17/17	9/16/19
BOND/SELL RUB/IBRD/GDIF/0121RUB05.43	0000015056	RUB	600,000,000.00	10,000,975.10	1/10/17	1/20/17	1/20/21
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015083	RUB	750,000,000.00	12,639,497.93	1/24/17	1/31/17	8/22/18
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015085	RUB	500,000,000.00	8,434,398.51	1/25/17	2/1/17	11/23/20
BOND/SELL RUB/IBRD/GDIF/0121RUB05.43	0000015090	RUB	500,000,000.00	8,357,011.53	1/27/17	2/3/17	1/20/21
BOND/SELL RUB/IBRD/GDIF/0121RUB05.43	0000015108	RUB	500,000,000.00	8,416,764.51	2/7/17	2/14/17	1/20/21
BOND/SELL RUB/IBRD/GDIF/0818RUB08.00	0000015114	RUB	1,000,000,000.00	17,022,928.18	2/10/17	2/17/17	8/22/18
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015117	RUB	750,000,000.00	12,916,280.97	2/13/17	2/21/17	11/23/20
BOND/SELL RUB/IBRD/GDIF/0121RUB05.43	0000015148	RUB	500,000,000.00	8,610,668.62	3/1/17	3/9/17	1/20/21
BOND/SELL RUB/IBRD/GDIF/1120RUB07.25	0000015205	RUB	1,000,000,000.00	17,478,560.36	3/24/17	3/31/17	11/23/20
BOND/SELL RUB/IBRD/GDIF/0222RUB00.00	0000015076	RUB	6,500,000,000.00	109,637,378.59	1/18/17	2/16/17	2/16/22

Sub-total New Borrowings			16,100,000,000.00	271,866,906.94

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/0347SEK02.49	0000015187	SEK	240,000,000.00	26,718,916.99	3/15/17	3/23/17	3/23/47
BOND/SELL SEK/IBRD/GDIF/0447SEK02.255	0000015207	SEK	250,000,000.00	28,477,534.07	3/27/17	4/7/17	4/7/47

Sub-total New Borrowings			490,000,000.00	55,196,451.07

Page 7/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015044	TRY	10,000,000.00	2,796,342.38	1/4/17	1/17/17	11/16/19
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015080	TRY	12,000,000.00	3,156,192.05	1/19/17	1/30/17	3/4/22
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015082	TRY	20,000,000.00	5,304,617.67	1/24/17	1/31/17	11/2/20
BOND/SELL TRY/IBRD/GDIF/0322TRY08.25	0000015128	TRY	13,000,000.00	3,537,511.22	2/17/17	2/27/17	3/4/22
BOND/SELL TRY/IBRD/GDIF/1120TRY06.00	0000015140	TRY	10,000,000.00	2,776,890.72	2/27/17	3/6/17	11/2/20
BOND/SELL TRY/IBRD/GDIF/0320TRY10.00	0000015153	TRY	100,000,000.00	27,170,959.68	3/2/17	3/16/17	3/16/20
BOND/SELL TRY/IBRD/GDIF/1119TRY06.80	0000015172	TRY	12,000,000.00	3,199,146.89	3/9/17	3/20/17	11/16/19
BOND/SELL TRY/IBRD/GDIF/0220TRY00.00	0000015121	TRY	250,000,000.00	68,531,641.06	2/14/17	2/24/17	2/24/20

Sub-total New Borrowings			427,000,000.00	116,473,301.68

United States Dollar
BOND/SELL USD/IBRD/GDIF/0119USDFRN	0000015047	USD	50,000,000.00	50,000,000.00	1/4/17	1/11/17	1/11/19
BOND/SELL USD/IBRD/GDIF/0720USD01.75	0000015046	USD	25,000,000.00	25,000,000.00	1/4/17	1/13/17	7/13/20
BOND/SELL USD/IBRD/GDIF/0122USD02.00	0000015077	USD	5,000,000,000.00	5,000,000,000.00	1/18/17	1/26/17	1/26/22
BOND/SELL USD/IBRD/GDIF/0122USDSTR04	0000015055	USD	5,000,000.00	5,000,000.00	1/9/17	1/27/17	1/27/22
BOND/SELL USD/IBRD/GDIF/0119USD01.35A	0000015057	USD	50,000,000.00	50,000,000.00	1/10/17	1/30/17	1/30/19
BOND/SELL USD/IBRD/GDIF/0222USD02.05	0000015104	USD	2,000,000.00	2,000,000.00	2/2/17	2/9/17	2/9/22

Page 8/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0227USD02.6975	0000015091	USD	120,000,000.00	120,000,000.00	1/27/17	2/10/17	2/10/27
BOND/SELL USD/IBRD/GDIF/0227USDSTR	0000015098	USD	15,000,000.00	15,000,000.00	1/30/17	2/10/17	2/10/27
BOND/SELL USD/IBRD/GDIF/0222USDSTR05	0000015089	USD	10,000,000.00	10,000,000.00	1/26/17	2/14/17	2/14/22
BOND/SELL USD/IBRD/GDIF/0219USDFRN	0000015129	USD	300,000,000.00	300,000,000.00	2/21/17	2/28/17	2/28/19
BOND/SELL USD/IBRD/GDIF/1020USDFRN	0000015130	USD	100,000,000.00	100,000,000.00	2/22/17	3/1/17	10/13/20
BOND/SELL USD/IBRD/GDIF/0322USDSTR07	0000015141	USD	1,306,000.00	1,306,000.00	2/27/17	3/3/17	3/15/22
BOND/SELL USD/IBRD/GDIF/0320USDSTR07	0000015163	USD	90,000,000.00	90,000,000.00	3/6/17	3/9/17	3/9/20
BOND/SELL USD/IBRD/GDIF/0322USDFRN	0000015162	USD	175,000,000.00	175,000,000.00	3/6/17	3/13/17	3/13/22
BOND/SELL USD/IBRD/GDIF/0322USDSTR04	0000015137	USD	60,000,000.00	60,000,000.00	2/23/17	3/15/17	3/15/22
BOND/SELL USD/IBRD/GDIF/0420USDSTR08	0000015178	USD	105,000,000.00	105,000,000.00	3/13/17	3/16/17	4/6/20
BOND/SELL USD/IBRD/GDIF/0420USDSTR09	0000015179	USD	59,500,000.00	59,500,000.00	3/13/17	3/16/17	4/6/20
BOND/SELL USD/IBRD/GDIF/0327USDSTR03	0000015150	USD	25,000,000.00	25,000,000.00	3/1/17	3/17/17	3/17/27
BOND/SELL USD/IBRD/GDIF/0320USDSTR08	0000015180	USD	125,000,000.00	125,000,000.00	3/14/17	3/17/17	3/17/20
BOND/SELL USD/IBRD/GDIF/0319USDFRN	0000015171	USD	200,000,000.00	200,000,000.00	3/9/17	3/20/17	3/20/19
BOND/SELL USD/IBRD/GDIF/0420USD01.875	0000015184	USD	4,000,000,000.00	4,000,000,000.00	3/14/17	3/21/17	4/21/20
BOND/SELL USD/IBRD/GDIF/0322USDSTR05	0000015138	USD	125,000,000.00	125,000,000.00	2/24/17	3/23/17	3/23/22
BOND/SELL USD/IBRD/GDIF/0322USDSTR06	0000015139	USD	100,000,000.00	100,000,000.00	2/24/17	3/23/17	3/23/22
BOND/SELL USD/IBRD/GDIF/0619USD01.60	0000015189	USD	30,000,000.00	30,000,000.00	3/16/17	3/23/17	6/28/19

Page 9/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0324USDSTR	0000015127	USD	252,352,000.00	252,352,000.00	2/16/17	3/31/17	3/31/24
BOND/SELL USD/IBRD/GDIF/0424USDSTR	0000015208	USD	480,000,000.00	480,000,000.00	3/29/17	4/3/17	4/5/24
BOND/SELL USD/IBRD/GDIF/0422USDSTR02	0000015155	USD	53,000,000.00	53,000,000.00	3/2/17	4/4/17	4/4/22
BOND/SELL USD/IBRD/GDIF/1221USDSTR09	0000015221	USD	375,000,000.00	375,000,000.00	3/31/17	4/5/17	12/1/21
BOND/SELL USD/IBRD/GDIF/1219USD01.625	0000015219	USD	10,000,000.00	10,000,000.00	3/30/17	4/6/17	12/2/19
BOND/SELL USD/IBRD/GDIF/0419USDFRNA	0000015223	USD	100,000,000.00	100,000,000.00	3/31/17	4/7/17	4/5/19
BOND/SELL USD/IBRD/GDIF/1020USD01.77	0000015214	USD	10,000,000.00	10,000,000.00	3/29/17	4/19/17	10/19/20
BOND/SELL USD/IBRD/GDIF/0527USDSTR	0000015222	USD	5,000,000.00	5,000,000.00	3/31/17	5/5/17	5/5/27
BOND/SELL USD/IBRD/GDIF/0147USDSTR	0000015078	USD	145,936,375.50	145,936,375.50	1/18/17	1/25/17	1/25/47
BOND/SELL USD/IBRD/GDIF/0247USDSTR	0000015088	USD	62,298,780.22	62,298,780.22	1/26/17	2/2/17	2/2/47
BOND/SELL USD/IBRD/GDIF/0247USDSTR01	0000015103	USD	61,228,074.37	61,228,074.37	2/2/17	2/9/17	2/9/47
BOND/SELL USD/IBRD/GDIF/0337USDSTR	0000015159	USD	38,800,000.00	38,800,000.00	3/3/17	3/10/17	3/10/37
BOND/SELL USD/IBRD/GDIF/0347USDSTR	0000015158	USD	56,060,000.00	56,060,000.00	3/3/17	3/17/17	3/17/47

Sub-total New Borrowings			12,422,481,230.09	12,422,481,230.09

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0623ZAR07.00	0000015147	ZAR	100,000,000.00	7,657,671.46	3/1/17	3/8/17	6/7/23

Sub-total New Borrowings			100,000,000.00	7,657,671.46

Total New Borrrowings				17,014,105,861.90

Page 10/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010026	AUD	-150,000,000.00	-115,140,000.00	2/19/10	3/5/10	2/15/17
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010267	AUD	-25,000,000.00	-19,190,000.00	6/22/10	7/1/10	2/15/17
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010504	AUD	-30,000,000.00	-23,028,000.00	12/9/10	12/16/10	2/15/17
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010610	AUD	-50,000,000.00	-38,380,000.00	2/14/11	2/22/11	2/15/17
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010922	AUD	-25,000,000.00	-19,190,000.00	8/24/11	8/31/11	2/15/17
BOND/SELL AUD/IBRD/GDIF/0217AUD03.85	0000011173	AUD	-9,500,000.00	-7,286,975.00	1/24/12	2/13/12	2/13/17
BOND/SELL AUD/IBRD/GDIF/0317AUD04.50	0000011257	AUD	-700,000,000.00	-531,790,000.00	2/28/12	3/7/12	3/7/17
BOND/SELL AUD/IBRD/GDIF/0317AUD04.50	0000013242	AUD	-300,000,000.00	-227,910,000.00	9/3/14	9/10/14	3/7/17

Sub-total Maturing Borrowings			-1,289,500,000.00	-981,914,975.00

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010034	BRL	-40,000,000.00	-12,940,795.86	2/19/10	3/2/10	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010064	BRL	-20,000,000.00	-6,470,397.93	3/11/10	3/18/10	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010462	BRL	-20,000,000.00	-6,470,397.93	11/17/10	11/26/10	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010506	BRL	-30,000,000.00	-9,705,596.89	12/13/10	12/20/10	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010564	BRL	-25,000,000.00	-8,087,997.41	1/21/11	1/31/11	3/2/17

Page 11/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010695	BRL	-25,000,000.00	-8,087,997.41	4/7/11	4/14/11	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000012590	BRL	-40,000,000.00	-12,940,795.86	8/29/13	9/5/13	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL08.55	0000012578	BRL	-70,600,000.00	-22,582,966.81	8/22/13	9/24/13	3/28/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000012776	BRL	-50,000,000.00	-16,175,994.82	12/11/13	12/18/13	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000012834	BRL	-30,000,000.00	-9,705,596.89	1/22/14	1/29/14	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000012955	BRL	-35,000,000.00	-11,323,196.38	3/18/14	3/25/14	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013023	BRL	-125,000,000.00	-40,439,987.06	4/28/14	5/13/14	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013054	BRL	-100,000,000.00	-32,351,989.65	5/22/14	5/30/14	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013168	BRL	-35,000,000.00	-11,323,196.38	7/28/14	8/4/14	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013274	BRL	-50,000,000.00	-16,175,994.82	9/12/14	9/19/14	3/2/17
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000013523	BRL	-75,000,000.00	-24,263,992.24	1/20/15	1/29/15	3/2/17

Sub-total Maturing Borrowings			-770,600,000.00	-249,046,894.34

Page 12/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0317EUR00.84	0000011243	EUR	-15,000,000.00	-15,841,500.00	2/24/12	3/9/12	3/9/17
BOND/SELL EUR/IBRD/GDIF/0217EUR00.269	0000011942	EUR	-22,000,000.00	-23,428,900.00	1/23/13	2/8/13	2/8/17
BOND/SELL EUR/IBRD/GDIF/0217EUR00.488	0000011981	EUR	-21,000,000.00	-22,363,950.00	1/30/13	2/8/13	2/8/17
BOND/SELL EUR/IBRD/GDIF/0317EUR00.162	0000012132	EUR	-17,000,000.00	-18,353,200.00	3/6/13	3/22/13	3/22/17
BOND/SELL EUR/IBRD/GDIF/0317EUR00.25	0000012945	EUR	-550,000,000.00	-591,772,500.00	3/13/14	3/20/14	3/20/17
BOND/SELL EUR/IBRD/GDIF/0117EUR00.0825	0000013100	EUR	-250,000,000.00	-266,537,500.00	6/24/14	6/30/14	1/30/17
BOND/SELL EUR/IBRD/GDIF/0317EUR00.0905	0000013101	EUR	-250,000,000.00	-268,512,500.00	6/24/14	6/30/14	3/30/17
BOND/SELL EUR/IBRD/GDIF/0217EURFRN	0000013161	EUR	-500,000,000.00	-536,525,000.00	7/24/14	8/4/14	2/4/17

Sub-total Maturing Borrowings			-1,625,000,000.00	-1,743,335,050.00

Page 13/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0317NOK02.375	0000011240	NOK	-1,000,000,000.00	-118,503,771.38	2/22/12	3/2/12	3/2/17

Sub-total Maturing Borrowings			-1,000,000,000.00	-118,503,771.38

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0317NZD05.625	0000010031	NZD	-50,000,000.00	-35,102,500.00	2/19/10	3/3/10	3/3/17

Sub-total Maturing Borrowings			-50,000,000.00	-35,102,500.00

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50	0000010436	RUB	-100,000,000.00	-1,708,306.64	11/5/10	11/12/10	3/2/17
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50	0000010452	RUB	-500,000,000.00	-8,541,533.21	11/11/10	11/22/10	3/2/17
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50	0000010473	RUB	-500,000,000.00	-8,541,533.21	11/24/10	12/6/10	3/2/17
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50	0000010544	RUB	-350,000,000.00	-5,979,073.24	1/12/11	1/19/11	3/2/17

Sub-total Maturing Borrowings			-1,450,000,000.00	-24,770,446.30

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0317TRY10.00	0000010032	TRY	-50,000,000.00	-13,585,479.84	2/19/10	3/2/10	3/2/17
BOND/SELL TRY/IBRD/GDIF/0317TRY10.00	0000010858	TRY	-25,000,000.00	-6,792,739.92	7/27/11	8/3/11	3/2/17

Page 14/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL TRY/IBRD/GDIF/0117TRY07.53	0000013465	TRY	-60,000,000.00	-15,488,267.64	12/17/14	1/28/15	1/27/17
BOND/SELL TRY/IBRD/GDIF/0217TRY06.03	0000013527	TRY	-60,000,000.00	-16,848,489.95	1/20/15	2/20/15	2/23/17

Sub-total Maturing Borrowings			-195,000,000.00	-52,714,977.35

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010030	ZAR	-100,000,000.00	-7,657,671.46	2/19/10	3/5/10	3/1/17
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010106	ZAR	-150,000,000.00	-11,486,507.18	3/31/10	4/12/10	3/1/17
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010475	ZAR	-100,000,000.00	-7,657,671.46	11/26/10	12/6/10	3/1/17
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010578	ZAR	-100,000,000.00	-7,657,671.46	1/25/11	2/1/11	3/1/17
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010592	ZAR	-100,000,000.00	-7,657,671.46	2/1/11	2/8/11	3/1/17
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010609	ZAR	-100,000,000.00	-7,657,671.46	2/11/11	2/18/11	3/1/17
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010699	ZAR	-100,000,000.00	-7,657,671.46	4/7/11	4/14/11	3/1/17
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010824	ZAR	-100,000,000.00	-7,657,671.46	7/6/11	7/13/11	3/1/17
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000013569	ZAR	-200,000,000.00	-15,315,342.91	1/30/15	2/6/15	3/1/17

Sub-total Maturing Borrowings			-1,050,000,000.00	-80,405,550.28

Page 15/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/COLTS/0117USD08.501	0000000437	USD	-500,000.00	-500,000.00	1/23/87	1/23/87	1/30/17
BOND/SELL USD/IBRD/COLTS/0117USD08.502	0000000438	USD	-3,000,000.00	-3,000,000.00	1/23/87	1/23/87	1/30/17
BOND/SELL USD/IBRD/COLTS/0117USD08.45	0000000440	USD	-3,000,000.00	-3,000,000.00	1/23/87	1/23/87	1/30/17
BOND/SELL USD/IBRD/COLTS/0117USD08.351	0000000441	USD	-5,000,000.00	-5,000,000.00	1/27/87	1/27/87	1/30/17
BOND/SELL USD/IBRD/COLTS/0117USD08.352	0000000442	USD	-10,000,000.00	-10,000,000.00	1/27/87	1/27/87	1/30/17
BOND/SELL USD/IBRD/COLTS/0217USD08.45	0000000446	USD	-3,000,000.00	-3,000,000.00	2/6/87	2/6/87	2/6/17
BOND/SELL USD/IBRD/COLTS/0217USD08.35	0000000451	USD	-5,000,000.00	-5,000,000.00	2/13/87	2/13/87	2/15/17
BOND/SELL USD/IBRD/COLTS/0217USD08.40	0000000452	USD	-25,000,000.00	-25,000,000.00	2/17/87	2/17/87	2/15/17
BOND/SELL USD/IBRD/COLTS/0317USD08.80	0000000458	USD	-10,000,000.00	-10,000,000.00	4/15/87	4/15/87	3/15/17
BOND/SELL USD/IBRD/GDIF/0217USD00.84	0000011186	USD	-10,000,000.00	-10,000,000.00	1/30/12	2/6/12	2/6/17
BOND/SELL USD/IBRD/GDIF/0117USD00.372	0000011849	USD	-38,000,000.00	-38,000,000.00	12/5/12	1/7/13	1/10/17
BOND/SELL USD/IBRD/GDIF/0117USD00.70	0000013494	USD	-50,000,000.00	-50,000,000.00	1/7/15	1/16/15	1/17/17
BOND/SELL USD/IBRD/GDIF/0117USDFRN	0000014284	USD	-150,000,000.00	-150,000,000.00	1/11/16	1/19/16	1/19/17
BOND/SELL USD/IBRD/GDIF/0317USD00.00	0000007803	USD	-4,500,000.00	-4,500,000.00	3/2/07	3/27/07	3/27/17
BOND/SELL USD/IBRD/GDIF/0317USD00.00A	0000008210	USD	-4,000,000.00	-4,000,000.00	8/21/07	9/11/07	3/15/17
BOND/SELL USD/IBRD/GDIF/0117USDCAR01	0000014196	USD	-24,000,000.00	-24,000,000.00	11/11/15	11/19/15	1/19/17

Sub-total Maturing Borrowings - United States Dollar			-345,000,000.00	-345,000,000.00

Total Maturing Borrowings				-3,630,794,164.65

Page 16/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0419BRL08.85	0000015058	BRL	-5,490,000.00	-1,705,869.56	1/10/17	1/18/17	4/23/19
BOND/BUY BRL/IBRD/GDIF/0219BRL10.10	0000015068	BRL	-8,650,000.00	-2,723,294.40	1/13/17	1/26/17	2/28/19
BOND/BUY BRL/IBRD/GDIF/0319BRL09.80	0000015069	BRL	-7,890,000.00	-2,484,022.29	1/13/17	1/26/17	3/29/19
BOND/BUY BRL/IBRD/GDIF/0119BRL10.70	0000015070	BRL	-8,790,000.00	-2,767,370.84	1/13/17	1/26/17	1/29/19
BOND/BUY BRL/IBRD/GDIF/0219BRL10.10	0000015116	BRL	-11,750,000.00	-3,797,734.29	2/13/17	2/22/17	2/28/19
BOND/BUY BRL/IBRD/GDIF/0119BRL10.70	0000015118	BRL	-8,560,000.00	-2,766,689.83	2/13/17	2/22/17	1/29/19
BOND/BUY BRL/IBRD/GDIF/0419BRL08.10	0000015131	BRL	-8,110,000.00	-2,572,479.86	2/22/17	3/3/17	4/26/19
BOND/BUY BRL/IBRD/GDIF/1218BRL10.20	0000015132	BRL	-8,750,000.00	-2,775,486.90	2/22/17	3/3/17	12/21/18
BOND/BUY BRL/IBRD/GDIF/0319BRL09.80	0000015133	BRL	-9,370,000.00	-2,972,149.97	2/22/17	3/3/17	3/29/19
BOND/BUY BRL/IBRD/GDIF/1020BRL09.55	0000015157	BRL	-60,000,000.00	-18,868,814.57	3/2/17	3/9/17	10/19/20
BOND/BUY BRL/IBRD/GDIF/0519BRL07.10	0000015174	BRL	-29,830,000.00	-9,667,331.03	3/10/17	3/22/17	5/16/19
BOND/BUY BRL/IBRD/GDIF/0219BRL10.10	0000015192	BRL	-9,220,000.00	-2,949,220.31	3/20/17	3/28/17	2/28/19
BOND/BUY BRL/IBRD/GDIF/0119BRL10.70	0000015193	BRL	-8,680,000.00	-2,776,489.40	3/20/17	3/28/17	1/29/19
BOND/BUY BRL/IBRD/GDIF/0319BRL09.80	0000015194	BRL	-5,000,000.00	-1,599,360.26	3/20/17	3/28/17	3/29/19
BOND/BUY BRL/IBRD/GDIF/0419BRL08.10	0000015195	BRL	-4,730,000.00	-1,512,994.80	3/20/17	3/28/17	4/26/19

Page 17/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY BRL/IBRD/GDIF/1218BRL10.20	0000015196	BRL	-5,160,000.00	-1,650,539.78	3/20/17	3/28/17	12/21/18
BOND/BUY BRL/IBRD/GDIF/1225BRL00.00	0000015112	BRL	-167,900,000.00	-54,406,117.85	2/8/17	2/15/17	12/2/25

Sub-total early Retirements			-367,880,000.00	-117,995,965.95

Euro Currency
BOND/BUY EUR/IBRD/GDIF/0123EURSTR	0000015029	EUR	-300,000,000.00	-321,285,000.00	12/19/16	1/17/17	1/15/23

Sub-total early Retirements			-300,000,000.00	-321,285,000.00

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0120GBPSTR	0000015041	GBP	-150,000,000.00	-186,517,500.00	12/29/16	1/23/17	1/22/20

Sub-total early Retirements			-150,000,000.00	-186,517,500.00

Indian Rupees
BOND/BUY INR/IBRD/GDIF/0419INR05.61	0000015095	INR	-116,200,000.00	-1,724,995.36	1/27/17	2/2/17	4/23/19
BOND/BUY INR/IBRD/GDIF/0519INR05.25	0000015096	INR	-83,300,000.00	-1,236,593.06	1/27/17	2/2/17	5/28/19

Sub-total early Retirements			-199,500,000.00	-2,961,588.42

United States Dollar
BOND/BUY USD/IBRD/GDIF/0719USDSTR03	0000015004	USD	-120,000,000.00	-120,000,000.00	12/7/16	1/4/17	7/3/19
BOND/BUY USD/IBRD/GDIF/1220USDCAR01	0000015176	USD	-8,000,000.00	-8,000,000.00	3/13/17	3/23/17	12/23/20

Sub-total early Retirements			-128,000,000.00	-128,000,000.00

Page 18/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0418JPYSTR06	0000015038	JPY	-1,537,000,000.00	-13,447,657.38	12/27/16	1/12/17	4/12/18
BOND/BUY JPY/IBRD/GDIF/0418JPYSTR05	0000015039	JPY	-22,070,000,000.00	-193,096,810.88	12/27/16	1/12/17	4/12/18
BOND/BUY JPY/IBRD/GDIF/0121JPYSTR05	0000015042	JPY	-3,716,000,000.00	-32,512,358.37	12/29/16	1/12/17	1/12/21
BOND/BUY JPY/IBRD/GDIF/0419JPYSTR01	0000015064	JPY	-370,000,000.00	-3,238,653.77	1/12/17	1/26/17	4/26/19
BOND/BUY JPY/IBRD/GDIF/0121JPYSTR04	0000015071	JPY	-830,000,000.00	-7,237,846.09	1/17/17	1/30/17	1/29/21
BOND/BUY JPY/IBRD/GDIF/1019JPYSTR04	0000015072	JPY	-300,000,000.00	-2,616,088.95	1/17/17	1/30/17	10/30/19
BOND/BUY JPY/IBRD/GDIF/0719JPYSTR06	0000015073	JPY	-560,000,000.00	-4,883,366.03	1/17/17	1/30/17	7/29/19
BOND/BUY JPY/IBRD/GDIF/0518JPYSTR02	0000015094	JPY	-1,883,000,000.00	-16,592,501.21	1/27/17	2/10/17	5/10/18
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR20	0000015099	JPY	-100,000,000.00	-881,873.10	1/31/17	2/14/17	8/14/37
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR28	0000015113	JPY	-100,000,000.00	-890,194.51	2/9/17	2/24/17	8/24/37
BOND/BUY JPY/IBRD/GDIF/1119JPYSTR05	0000015119	JPY	-270,000,000.00	-2,404,381.32	2/13/17	2/27/17	11/27/19
BOND/BUY JPY/IBRD/GDIF/0819JPYSTR01	0000015120	JPY	-300,000,000.00	-2,671,534.80	2/13/17	2/27/17	8/27/19
BOND/BUY JPY/IBRD/GDIF/0819JPYSTR	0000015126	JPY	-440,000,000.00	-3,920,171.06	2/15/17	2/28/17	8/28/19

Page 19/20

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0618JPYSTR03	0000015134	JPY	-3,370,000,000.00	-29,561,403.51	2/22/17	3/8/17	6/8/18
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR21	0000015164	JPY	-100,000,000.00	-888,533.48	3/6/17	3/21/17	3/19/38
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR15	0000015165	JPY	-200,000,000.00	-1,777,066.95	3/6/17	3/21/17	8/21/37
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR34	0000015175	JPY	-300,000,000.00	-2,718,745.75	3/10/17	3/27/17	3/26/38
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR20	0000015177	JPY	-100,000,000.00	-904,322.66	3/13/17	3/28/17	9/28/37
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR25	0000015181	JPY	-100,000,000.00	-904,322.66	3/14/17	3/28/17	9/28/37

Sub-total early Retirements			-36,646,000,000.00	-321,147,832.48

Total Early Retirements				-1,077,907,886.84

Page 20/20

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350831	USD	50,000,000.00	50,000,000.00	1/3/17	1/3/17	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350836	USD	13,738,000.00	13,738,000.00	1/3/17	1/3/17	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010350837	USD	28,000,000.00	28,000,000.00	1/3/17	1/3/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350838	USD	12,185,000.00	12,185,000.00	1/3/17	1/3/17	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS30JAN17	0010350839	USD	37,000,000.00	37,000,000.00	1/3/17	1/3/17	1/30/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350840	USD	120,000,000.00	120,000,000.00	1/3/17	1/3/17	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010350857	USD	10,000,000.00	10,000,000.00	1/4/17	1/4/17	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010350864	USD	75,000,000.00	75,000,000.00	1/4/17	1/4/17	1/5/17
DIN/SELL USD/IBRD/DIN IBRDUS3JUL17	0010350872	USD	100,000,000.00	100,000,000.00	1/4/17	1/4/17	7/3/17
DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010350873	USD	100,000,000.00	100,000,000.00	1/4/17	1/4/17	5/26/17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010350892	USD	20,000,000.00	20,000,000.00	1/4/17	1/4/17	1/5/17
DIN/SELL USD/IBRD/DIN IBRDUS6JAN17	0010350934	USD	100,000,000.00	100,000,000.00	1/5/17	1/5/17	1/6/17
DIN/SELL USD/IBRD/DIN IBRDUS6JAN17	0010350971	USD	100,000,000.00	100,000,000.00	1/5/17	1/5/17	1/6/17
DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010351046	USD	25,000,000.00	25,000,000.00	1/9/17	1/9/17	6/27/17
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010351047	USD	100,000,000.00	100,000,000.00	1/9/17	1/9/17	2/3/17

Page 1/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2MAR17	0010351053	USD	2,500,000.00	2,500,000.00	1/9/17	1/10/17	3/2/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010351129	USD	15,000,000.00	15,000,000.00	1/10/17	1/10/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS11JAN17	0010351130	USD	50,000,000.00	50,000,000.00	1/10/17	1/10/17	1/11/17
DIN/SELL USD/IBRD/DIN IBRDUS11JAN17	0010351139	USD	23,985,000.00	23,985,000.00	1/10/17	1/10/17	1/11/17
DIN/SELL USD/IBRD/DIN IBRDUS12APR17	0010351213	USD	15,000,000.00	15,000,000.00	1/11/17	1/11/17	4/12/17
DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010351228	USD	50,000,000.00	50,000,000.00	1/11/17	1/11/17	6/27/17
DIN/SELL USD/IBRD/DIN IBRDUS10FEB17	0010351246	USD	1,000,000.00	1,000,000.00	1/11/17	1/11/17	2/10/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010351247	USD	9,000,000.00	9,000,000.00	1/11/17	1/11/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010351260	USD	5,000,000.00	5,000,000.00	1/11/17	1/11/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010351342	USD	50,000,000.00	50,000,000.00	1/12/17	1/12/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010351353	USD	50,000,000.00	50,000,000.00	1/12/17	1/12/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010351354	USD	15,000,000.00	15,000,000.00	1/12/17	1/12/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010351355	USD	20,000,000.00	20,000,000.00	1/12/17	1/12/17	4/17/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010351435	USD	77,000,000.00	77,000,000.00	1/12/17	1/12/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010351597	USD	7,000,000.00	7,000,000.00	1/12/17	1/12/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010351741	USD	25,000,000.00	25,000,000.00	1/13/17	1/13/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS17JAN17	0010351777	USD	90,000,000.00	90,000,000.00	1/13/17	1/13/17	1/17/17

Page 2/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14JUL17	0010351782	USD	10,000,000.00	10,000,000.00	1/13/17	1/13/17	7/14/17
DIN/SELL USD/IBRD/DIN IBRDUS17JAN17	0010351783	USD	105,000,000.00	105,000,000.00	1/13/17	1/13/17	1/17/17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010351784	USD	14,000,000.00	14,000,000.00	1/13/17	1/13/17	2/1/17
DIN/SELL USD/IBRD/DIN IBRDUS7FEB17	0010351793	USD	20,000,000.00	20,000,000.00	1/17/17	1/17/17	2/7/17
DIN/SELL USD/IBRD/DIN IBRDUS18JAN17	0010351794	USD	35,000,000.00	35,000,000.00	1/17/17	1/17/17	1/18/17
DIN/SELL USD/IBRD/DIN IBRDUS18JAN17	0010351795	USD	112,000,000.00	112,000,000.00	1/17/17	1/17/17	1/18/17
DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010351796	USD	100,000,000.00	100,000,000.00	1/17/17	1/17/17	6/30/17
DIN/SELL USD/IBRD/DIN IBRDUS25JAN17	0010351797	USD	100,000,000.00	100,000,000.00	1/17/17	1/17/17	1/25/17
DIN/SELL USD/IBRD/DIN IBRDUS18JAN17	0010351798	USD	30,000,000.00	30,000,000.00	1/17/17	1/17/17	1/18/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010351800	USD	15,000,000.00	15,000,000.00	1/17/17	1/17/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS13FEB17	0010351859	USD	22,500,000.00	22,500,000.00	1/18/17	1/18/17	2/13/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010351860	USD	6,000,000.00	6,000,000.00	1/18/17	1/18/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS19JAN17	0010351869	USD	85,000,000.00	85,000,000.00	1/18/17	1/18/17	1/19/17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN17	0010352271	USD	95,000,000.00	95,000,000.00	1/23/17	1/23/17	1/24/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAR17	0010352273	USD	50,000,000.00	50,000,000.00	1/23/17	1/23/17	3/22/17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN17	0010352274	USD	100,000,000.00	100,000,000.00	1/23/17	1/23/17	1/24/17
DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010352275	USD	70,000,000.00	70,000,000.00	1/23/17	1/23/17	4/7/17

Page 3/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010352276	USD	4,000,000.00	4,000,000.00	1/23/17	1/23/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN17	0010352279	USD	6,850,000.00	6,850,000.00	1/23/17	1/23/17	1/24/17
DIN/SELL USD/IBRD/DIN IBRDUS27MAR17	0010352294	USD	100,000,000.00	100,000,000.00	1/24/17	1/24/17	3/27/17
DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010352451	USD	12,000,000.00	12,000,000.00	1/26/17	1/26/17	6/1/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010352463	USD	5,000,000.00	5,000,000.00	1/26/17	1/26/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010352450	USD	15,000,000.00	15,000,000.00	1/26/17	1/27/17	2/27/17
DIN/SELL USD/IBRD/DIN IBRDUS17FEB17	0010352460	USD	25,000,000.00	25,000,000.00	1/26/17	1/27/17	2/17/17
DIN/SELL USD/IBRD/DIN IBRDUS24FEB17	0010352461	USD	20,000,000.00	20,000,000.00	1/26/17	1/30/17	2/24/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010352529	USD	2,000,000.00	2,000,000.00	1/30/17	1/30/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010352550	USD	50,000,000.00	50,000,000.00	1/30/17	1/30/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010352551	USD	3,900,000.00	3,900,000.00	1/30/17	1/30/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS24FEB17	0010352462	USD	40,000,000.00	40,000,000.00	1/26/17	1/31/17	2/24/17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010352650	USD	103,810,000.00	103,810,000.00	1/31/17	1/31/17	2/1/17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010352652	USD	50,000,000.00	50,000,000.00	1/31/17	1/31/17	2/1/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010352922	USD	100,000,000.00	100,000,000.00	2/1/17	2/1/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010352923	USD	36,000,000.00	36,000,000.00	2/1/17	2/1/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010352924	USD	25,000,000.00	25,000,000.00	2/1/17	2/1/17	3/1/17

Page 4/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010352927	USD	10,000,000.00	10,000,000.00	2/1/17	2/1/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010352933	USD	2,000,000.00	2,000,000.00	2/1/17	2/1/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010352934	USD	5,000,000.00	5,000,000.00	2/1/17	2/1/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010352935	USD	7,100,000.00	7,100,000.00	2/1/17	2/1/17	2/27/17
DIN/SELL USD/IBRD/DIN IBRDUS1JUN17	0010352954	USD	11,622,000.00	11,622,000.00	2/2/17	2/2/17	6/1/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010352955	USD	1,800,000.00	1,800,000.00	2/2/17	2/3/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010353008	USD	32,500,000.00	32,500,000.00	2/3/17	2/3/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353017	USD	25,000,000.00	25,000,000.00	2/3/17	2/3/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353023	USD	30,000,000.00	30,000,000.00	2/3/17	2/3/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS2MAR17	0010353024	USD	29,400,000.00	29,400,000.00	2/3/17	2/3/17	3/2/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010352618	USD	300,000,000.00	300,000,000.00	1/31/17	2/6/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010353033	USD	30,400,000.00	30,400,000.00	2/6/17	2/6/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS7FEB17	0010353035	USD	90,000,000.00	90,000,000.00	2/6/17	2/6/17	2/7/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353041	USD	8,200,000.00	8,200,000.00	2/6/17	2/6/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010353034	USD	20,000,000.00	20,000,000.00	2/6/17	2/7/17	6/28/17
DIN/SELL USD/IBRD/DIN IBRDUS9MAR17	0010353040	USD	20,000,000.00	20,000,000.00	2/6/17	2/7/17	3/9/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353055	USD	40,000,000.00	40,000,000.00	2/7/17	2/7/17	6/29/17

Page 5/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8FEB17	0010353074	USD	100,000,000.00	100,000,000.00	2/7/17	2/7/17	2/8/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010353093	USD	12,100,000.00	12,100,000.00	2/7/17	2/7/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010353096	USD	6,000,000.00	6,000,000.00	2/7/17	2/7/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010353097	USD	9,000,000.00	9,000,000.00	2/7/17	2/7/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS10MAR17	0010353183	USD	100,000,000.00	100,000,000.00	2/8/17	2/8/17	3/10/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAY17	0010353210	USD	21,000,000.00	21,000,000.00	2/8/17	2/8/17	5/31/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010353349	USD	3,990,000.00	3,990,000.00	2/8/17	2/8/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010353350	USD	10,000,000.00	10,000,000.00	2/8/17	2/9/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010353613	USD	25,000,000.00	25,000,000.00	2/9/17	2/9/17	4/4/17
DIN/SELL USD/IBRD/DIN IBRDUS8MAR17	0010353614	USD	50,000,000.00	50,000,000.00	2/9/17	2/9/17	3/8/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353615	USD	45,000,000.00	45,000,000.00	2/9/17	2/9/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010353616	USD	30,000,000.00	30,000,000.00	2/9/17	2/9/17	6/27/17
DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010353625	USD	67,000,000.00	67,000,000.00	2/9/17	2/9/17	4/7/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353626	USD	17,000,000.00	17,000,000.00	2/9/17	2/9/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010353627	USD	50,000,000.00	50,000,000.00	2/9/17	2/9/17	4/7/17
DIN/SELL USD/IBRD/DIN IBRDUS3APR17	0010353636	USD	2,000,000.00	2,000,000.00	2/9/17	2/9/17	4/3/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353678	USD	50,000,000.00	50,000,000.00	2/10/17	2/10/17	3/6/17

Page 6/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010353704	USD	200,000,000.00	200,000,000.00	2/13/17	2/13/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010353740	USD	8,000,000.00	8,000,000.00	2/13/17	2/13/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS14MAR17	0010353816	USD	15,000,000.00	15,000,000.00	2/14/17	2/14/17	3/14/17
DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010353840	USD	1,000,000.00	1,000,000.00	2/14/17	2/14/17	4/7/17
DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010353843	USD	2,000,000.00	2,000,000.00	2/14/17	2/14/17	5/5/17
DIN/SELL USD/IBRD/DIN IBRDUS25AUG17	0010353723	USD	15,000,000.00	15,000,000.00	2/13/17	2/15/17	8/25/17
DIN/SELL USD/IBRD/DIN IBRDUS14JUN17	0010353896	USD	23,000,000.00	23,000,000.00	2/15/17	2/15/17	6/14/17
DIN/SELL USD/IBRD/DIN IBRDUS30JUN17	0010353897	USD	20,000,000.00	20,000,000.00	2/15/17	2/15/17	6/30/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353925	USD	25,000,000.00	25,000,000.00	2/15/17	2/15/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010353926	USD	50,000,000.00	50,000,000.00	2/15/17	2/15/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353998	USD	5,465,000.00	5,465,000.00	2/15/17	2/15/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR17	0010353924	USD	30,000,000.00	30,000,000.00	2/15/17	2/16/17	3/16/17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR17	0010354084	USD	100,000,000.00	100,000,000.00	2/16/17	2/16/17	3/16/17
DIN/SELL USD/IBRD/DIN IBRDUS7JUN17	0010354087	USD	10,000,000.00	10,000,000.00	2/16/17	2/16/17	6/7/17
DIN/SELL USD/IBRD/DIN IBRDUS8JUN17	0010354129	USD	10,000,000.00	10,000,000.00	2/16/17	2/16/17	6/8/17
DIN/SELL USD/IBRD/DIN IBRDUS13APR17	0010354136	USD	25,000,000.00	25,000,000.00	2/16/17	2/16/17	4/13/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354139	USD	8,000,000.00	8,000,000.00	2/16/17	2/16/17	2/28/17

Page 7/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010354140	USD	30,000,000.00	30,000,000.00	2/16/17	2/16/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS13MAR17	0010354141	USD	50,000,000.00	50,000,000.00	2/16/17	2/16/17	3/13/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010354169	USD	25,000,000.00	25,000,000.00	2/21/17	2/21/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS29JUN17	0010354170	USD	50,000,000.00	50,000,000.00	2/21/17	2/21/17	6/29/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010354179	USD	100,000,000.00	100,000,000.00	2/21/17	2/21/17	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS7APR17	0010354190	USD	100,000,000.00	100,000,000.00	2/21/17	2/21/17	4/7/17
DIN/SELL USD/IBRD/DIN IBRDUS7MAR17	0010354206	USD	76,000,000.00	76,000,000.00	2/21/17	2/21/17	3/7/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010354208	USD	25,000,000.00	25,000,000.00	2/21/17	2/21/17	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354218	USD	5,000,000.00	5,000,000.00	2/21/17	2/21/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS24MAR17	0010354248	USD	25,000,000.00	25,000,000.00	2/22/17	2/22/17	3/24/17
DIN/SELL USD/IBRD/DIN IBRDUS24MAR17	0010354249	USD	25,000,000.00	25,000,000.00	2/22/17	2/22/17	3/24/17
DIN/SELL USD/IBRD/DIN IBRDUS13APR17	0010354250	USD	100,000,000.00	100,000,000.00	2/22/17	2/22/17	4/13/17
DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010354262	USD	19,000,000.00	19,000,000.00	2/22/17	2/22/17	6/28/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAR17	0010354272	USD	22,144,000.00	22,144,000.00	2/22/17	2/22/17	3/22/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAR17	0010354275	USD	100,000,000.00	100,000,000.00	2/22/17	2/22/17	3/22/17
DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010354276	USD	100,000,000.00	100,000,000.00	2/22/17	2/22/17	4/4/17
DIN/SELL USD/IBRD/DIN IBRDUS21MAR17	0010354277	USD	2,400,000.00	2,400,000.00	2/22/17	2/22/17	3/21/17

Page 8/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354304	USD	400,000,000.00	400,000,000.00	2/23/17	2/23/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS27MAR17	0010354305	USD	50,000,000.00	50,000,000.00	2/23/17	2/23/17	3/27/17
DIN/SELL USD/IBRD/DIN IBRDUS23MAR17	0010354306	USD	50,000,000.00	50,000,000.00	2/23/17	2/23/17	3/23/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010354307	USD	45,000,000.00	45,000,000.00	2/23/17	2/23/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS29MAR17	0010354308	USD	100,000,000.00	100,000,000.00	2/23/17	2/23/17	3/29/17
DIN/SELL USD/IBRD/DIN IBRDUS26MAY17	0010354309	USD	100,000,000.00	100,000,000.00	2/23/17	2/23/17	5/26/17
DIN/SELL USD/IBRD/DIN IBRDUS24FEB17	0010354310	USD	65,000,000.00	65,000,000.00	2/23/17	2/23/17	2/24/17
DIN/SELL USD/IBRD/DIN IBRDUS4MAY17	0010354312	USD	13,470,000.00	13,470,000.00	2/23/17	2/23/17	5/4/17
DIN/SELL USD/IBRD/DIN IBRDUS27MAR17	0010354235	USD	60,000,000.00	60,000,000.00	2/21/17	2/24/17	3/27/17
DIN/SELL USD/IBRD/DIN IBRDUS17MAR17	0010354253	USD	615,000.00	615,000.00	2/22/17	2/24/17	3/17/17
DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010354332	USD	75,000,000.00	75,000,000.00	2/24/17	2/24/17	5/5/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAY17	0010354333	USD	75,000,000.00	75,000,000.00	2/24/17	2/24/17	5/15/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAR17	0010354334	USD	14,700,000.00	14,700,000.00	2/24/17	2/24/17	3/22/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354335	USD	200,000,000.00	200,000,000.00	2/24/17	2/24/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR17	0010354336	USD	1,500,000.00	1,500,000.00	2/24/17	2/24/17	3/16/17
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010354337	USD	75,000,000.00	75,000,000.00	2/24/17	2/24/17	2/27/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAR17	0010354339	USD	12,620,000.00	12,620,000.00	2/24/17	2/24/17	3/15/17

Page 9/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2MAR17	0010354345	USD	150,000,000.00	150,000,000.00	2/27/17	2/27/17	3/2/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354346	USD	50,000,000.00	50,000,000.00	2/27/17	2/27/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS17MAR17	0010354404	USD	25,000,000.00	25,000,000.00	2/27/17	2/27/17	3/17/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354409	USD	70,000,000.00	70,000,000.00	2/27/17	2/27/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS29MAR17	0010354460	USD	24,000,000.00	24,000,000.00	2/28/17	2/28/17	3/29/17
DIN/SELL USD/IBRD/DIN IBRDUS29MAR17	0010354461	USD	20,000,000.00	20,000,000.00	2/28/17	2/28/17	3/29/17
DIN/SELL USD/IBRD/DIN IBRDUS2MAR17	0010354462	USD	150,000,000.00	150,000,000.00	2/28/17	2/28/17	3/2/17
DIN/SELL USD/IBRD/DIN IBRDUS7MAR17	0010354463	USD	400,000,000.00	400,000,000.00	2/28/17	2/28/17	3/7/17
DIN/SELL USD/IBRD/DIN IBRDUS28MAR17	0010354504	USD	4,000,000.00	4,000,000.00	2/28/17	2/28/17	3/28/17
DIN/SELL USD/IBRD/DIN IBRDUS21MAR17	0010354505	USD	50,000,000.00	50,000,000.00	2/28/17	2/28/17	3/21/17
DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010354778	USD	51,750,000.00	51,750,000.00	3/1/17	3/1/17	4/4/17
DIN/SELL USD/IBRD/DIN IBRDUS4APR17	0010354780	USD	34,000,000.00	34,000,000.00	3/1/17	3/1/17	4/4/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAY17	0010354782	USD	2,000,000.00	2,000,000.00	3/1/17	3/1/17	5/1/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354783	USD	19,500,000.00	19,500,000.00	3/1/17	3/1/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354784	USD	10,000,000.00	10,000,000.00	3/1/17	3/1/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354785	USD	69,900,000.00	69,900,000.00	3/1/17	3/1/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354786	USD	18,000,000.00	18,000,000.00	3/1/17	3/1/17	3/31/17

Page 10/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3APR17	0010354779	USD	8,800,000.00	8,800,000.00	3/1/17	3/2/17	4/3/17
DIN/SELL USD/IBRD/DIN IBRDUS21MAR17	0010354963	USD	50,000,000.00	50,000,000.00	3/2/17	3/2/17	3/21/17
DIN/SELL USD/IBRD/DIN IBRDUS7MAR17	0010354964	USD	50,000,000.00	50,000,000.00	3/2/17	3/2/17	3/7/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354968	USD	16,000,000.00	16,000,000.00	3/2/17	3/2/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS7MAR17	0010354993	USD	300,000,000.00	300,000,000.00	3/3/17	3/3/17	3/7/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010355000	USD	100,000,000.00	100,000,000.00	3/3/17	3/3/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010355010	USD	14,000,000.00	14,000,000.00	3/3/17	3/3/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS14MAR17	0010355023	USD	71,000,000.00	71,000,000.00	3/3/17	3/6/17	3/14/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAR17	0010355070	USD	15,000,000.00	15,000,000.00	3/6/17	3/6/17	3/15/17
DIN/SELL USD/IBRD/DIN IBRDUS20MAR17	0010355071	USD	20,000,000.00	20,000,000.00	3/6/17	3/6/17	3/20/17
DIN/SELL USD/IBRD/DIN IBRDUS3APR17	0010355086	USD	28,100,000.00	28,100,000.00	3/6/17	3/6/17	4/3/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010355281	USD	8,000,000.00	8,000,000.00	3/8/17	3/8/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS13APR17	0010355660	USD	20,000,000.00	20,000,000.00	3/9/17	3/9/17	4/13/17
DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010355661	USD	50,000,000.00	50,000,000.00	3/9/17	3/9/17	4/17/17
DIN/SELL USD/IBRD/DIN IBRDUS14MAR17	0010355662	USD	63,000,000.00	63,000,000.00	3/9/17	3/9/17	3/14/17
DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010355663	USD	70,000,000.00	70,000,000.00	3/9/17	3/9/17	4/10/17
DIN/SELL USD/IBRD/DIN IBRDUS6JUN17	0010355673	USD	20,000,000.00	20,000,000.00	3/9/17	3/9/17	6/6/17

Page 11/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010355674	USD	5,000,000.00	5,000,000.00	3/9/17	3/9/17	4/10/17
DIN/SELL USD/IBRD/DIN IBRDUS10APR17	0010355664	USD	30,000,000.00	30,000,000.00	3/9/17	3/10/17	4/10/17
DIN/SELL USD/IBRD/DIN IBRDUS12MAY17	0010355862	USD	2,000,000.00	2,000,000.00	3/13/17	3/13/17	5/12/17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR17	0010356027	USD	70,000,000.00	70,000,000.00	3/15/17	3/15/17	3/16/17
DIN/SELL USD/IBRD/DIN IBRDUS17APR17	0010356079	USD	125,000,000.00	125,000,000.00	3/16/17	3/17/17	4/17/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAY17	0010356292	USD	100,000,000.00	100,000,000.00	3/17/17	3/20/17	5/15/17
DIN/SELL USD/IBRD/DIN IBRDUS24MAR17	0010356580	USD	20,000,000.00	20,000,000.00	3/23/17	3/23/17	3/24/17
DIN/SELL USD/IBRD/DIN IBRDUS27MAR17	0010356606	USD	50,000,000.00	50,000,000.00	3/24/17	3/24/17	3/27/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010356624	USD	120,000,000.00	120,000,000.00	3/27/17	3/27/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS5MAY17	0010356667	USD	100,000,000.00	100,000,000.00	3/28/17	3/28/17	5/5/17
DIN/SELL USD/IBRD/DIN IBRDUS19APR17	0010356698	USD	25,000,000.00	25,000,000.00	3/29/17	3/29/17	4/19/17
DIN/SELL USD/IBRD/DIN IBRDUS20APR17	0010356699	USD	25,000,000.00	25,000,000.00	3/29/17	3/29/17	4/20/17
DIN/SELL USD/IBRD/DIN IBRDUS30MAR17	0010356700	USD	120,000,000.00	120,000,000.00	3/29/17	3/29/17	3/30/17
DIN/SELL USD/IBRD/DIN IBRDUS28APR17	0010356702	USD	50,000,000.00	50,000,000.00	3/29/17	3/29/17	4/28/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAY17	0010356703	USD	49,000,000.00	49,000,000.00	3/29/17	3/29/17	5/22/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAY17	0010356697	USD	100,000,000.00	100,000,000.00	3/29/17	3/30/17	5/15/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010356701	USD	100,000,000.00	100,000,000.00	3/29/17	3/30/17	3/31/17

Page 12/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28JUL17	0010356704	USD	200,000,000.00	200,000,000.00	3/29/17	3/30/17	7/28/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010356724	USD	60,000,000.00	60,000,000.00	3/30/17	3/30/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS28JUN17	0010356736	USD	30,000,000.00	30,000,000.00	3/30/17	3/30/17	6/28/17
DIN/SELL USD/IBRD/DIN IBRDUS28APR17	0010356737	USD	40,000,000.00	40,000,000.00	3/30/17	3/30/17	4/28/17
DIN/SELL USD/IBRD/DIN IBRDUS9AUG17	0010356845	USD	21,000,000.00	21,000,000.00	3/31/17	3/31/17	8/9/17
DIN/SELL USD/IBRD/DIN IBRDUS28APR17	0010356696	USD	55,000,000.00	55,000,000.00	3/29/17	4/3/17	4/28/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAY17	0010356723	USD	8,800,000.00	8,800,000.00	3/30/17	4/3/17	5/1/17
DIN/SELL USD/IBRD/DIN IBRDUS27JUN17	0010356846	USD	30,000,000.00	30,000,000.00	3/31/17	4/3/17	6/27/17

Sub-total New Borrowings - United States Dollar			10,553,344,000.00	10,553,344,000.00

Total New Borrowings				10,553,344,000.00

Maturing Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010339494	USD	-50,000,000.00	-50,000,000.00	7/26/16	7/26/16	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010340472	USD	-300,000,000.00	-300,000,000.00	8/4/16	8/5/16	1/3/17
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010341666	USD	-100,000,000.00	-100,000,000.00	8/25/16	8/25/16	2/27/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010343525	USD	-26,000,000.00	-26,000,000.00	9/15/16	9/15/16	1/4/17

Page 13/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS19JAN17	0010343944	USD	-6,000,000.00	-6,000,000.00	9/20/16	9/21/16	1/19/17
DIN/SELL USD/IBRD/DIN IBRDUS11JAN17	0010344021	USD	-18,000,000.00	-18,000,000.00	9/22/16	9/22/16	1/11/17
DIN/SELL USD/IBRD/DIN IBRDUS10JAN17	0010345167	USD	-6,000,000.00	-6,000,000.00	10/7/16	10/7/16	1/10/17
DIN/SELL USD/IBRD/DIN IBRDUS10JAN17	0010345168	USD	-2,000,000.00	-2,000,000.00	10/7/16	10/7/16	1/10/17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010345565	USD	-300,000,000.00	-300,000,000.00	10/12/16	10/13/16	2/1/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010345622	USD	-10,609,000.00	-10,609,000.00	10/13/16	10/13/16	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS12JAN17	0010345806	USD	-13,500,000.00	-13,500,000.00	10/14/16	10/14/16	1/12/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010346067	USD	-604,000.00	-604,000.00	10/18/16	10/18/16	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN17	0010347202	USD	-9,446,000.00	-9,446,000.00	11/3/16	11/3/16	1/24/17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010348002	USD	-25,000,000.00	-25,000,000.00	11/15/16	11/16/16	1/5/17
DIN/SELL USD/IBRD/DIN IBRDUS10JAN17	0010348035	USD	-25,000,000.00	-25,000,000.00	11/16/16	11/16/16	1/10/17
DIN/SELL USD/IBRD/DIN IBRDUS13JAN17	0010348214	USD	-100,000,000.00	-100,000,000.00	11/17/16	11/17/16	1/13/17
DIN/SELL USD/IBRD/DIN IBRDUS8FEB17	0010348216	USD	-20,000,000.00	-20,000,000.00	11/17/16	11/17/16	2/8/17
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010348431	USD	-100,000,000.00	-100,000,000.00	11/21/16	11/21/16	2/3/17
DIN/SELL USD/IBRD/DIN IBRDUS6JAN17	0010348470	USD	-100,000,000.00	-100,000,000.00	11/22/16	11/22/16	1/6/17
DIN/SELL USD/IBRD/DIN IBRDUS30JAN17	0010348549	USD	-2,000,000.00	-2,000,000.00	11/28/16	11/28/16	1/30/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010348550	USD	-1,100,000.00	-1,100,000.00	11/28/16	11/28/16	1/3/17

Page 14/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS26JAN17	0010348628	USD	-200,256,000.00	-200,256,000.00	11/29/16	11/30/16	1/26/17
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010348730	USD	-100,000,000.00	-100,000,000.00	11/30/16	11/30/16	2/3/17
DIN/SELL USD/IBRD/DIN IBRDUS15FEB17	0010349045	USD	-20,000,000.00	-20,000,000.00	12/1/16	12/1/16	2/15/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010349048	USD	-8,000,000.00	-8,000,000.00	12/1/16	12/1/16	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS30JAN17	0010349073	USD	-2,000,000.00	-2,000,000.00	12/2/16	12/2/16	1/30/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010349074	USD	-1,500,000.00	-1,500,000.00	12/2/16	12/2/16	1/3/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010349090	USD	-100,000,000.00	-100,000,000.00	12/2/16	12/2/16	1/3/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010349199	USD	-1,400,000.00	-1,400,000.00	12/5/16	12/5/16	1/3/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010349512	USD	-2,000,000.00	-2,000,000.00	12/8/16	12/8/16	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010349804	USD	-17,000,000.00	-17,000,000.00	12/9/16	12/9/16	1/5/17
DIN/SELL USD/IBRD/DIN IBRDUS6FEB17	0010350076	USD	-50,000,000.00	-50,000,000.00	12/15/16	12/15/16	2/6/17
DIN/SELL USD/IBRD/DIN IBRDUS13JAN17	0010350088	USD	-7,100,000.00	-7,100,000.00	12/15/16	12/15/16	1/13/17
DIN/SELL USD/IBRD/DIN IBRDUS10JAN17	0010350100	USD	-15,000,000.00	-15,000,000.00	12/15/16	12/16/16	1/10/17
DIN/SELL USD/IBRD/DIN IBRDUS15FEB17	0010350134	USD	-20,000,000.00	-20,000,000.00	12/16/16	12/16/16	2/15/17
DIN/SELL USD/IBRD/DIN IBRDUS13JAN17	0010350135	USD	-35,000,000.00	-35,000,000.00	12/16/16	12/16/16	1/13/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010350166	USD	-14,000,000.00	-14,000,000.00	12/16/16	12/16/16	1/3/17
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010350139	USD	-50,000,000.00	-50,000,000.00	12/16/16	12/19/16	2/3/17

Page 15/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010350141	USD	-25,000,000.00	-25,000,000.00	12/16/16	12/19/16	2/3/17
DIN/SELL USD/IBRD/DIN IBRDUS13JAN17	0010350328	USD	-100,000,000.00	-100,000,000.00	12/19/16	12/20/16	1/13/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010350330	USD	-50,000,000.00	-50,000,000.00	12/20/16	12/20/16	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS6JAN17	0010350377	USD	-75,000,000.00	-75,000,000.00	12/20/16	12/20/16	1/6/17
DIN/SELL USD/IBRD/DIN IBRDUS19JAN17	0010350378	USD	-15,000,000.00	-15,000,000.00	12/20/16	12/20/16	1/19/17
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010350372	USD	-50,000,000.00	-50,000,000.00	12/20/16	12/21/16	2/3/17
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010350398	USD	-110,000,000.00	-110,000,000.00	12/21/16	12/21/16	2/3/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAR17	0010350400	USD	-21,000,000.00	-21,000,000.00	12/21/16	12/21/16	3/15/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010350403	USD	-5,000,000.00	-5,000,000.00	12/21/16	12/21/16	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS23MAR17	0010350404	USD	-5,000,000.00	-5,000,000.00	12/21/16	12/21/16	3/23/17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010350399	USD	-11,769,000.00	-11,769,000.00	12/21/16	12/22/16	2/1/17
DIN/SELL USD/IBRD/DIN IBRDUS23JAN17	0010350402	USD	-350,000,000.00	-350,000,000.00	12/21/16	12/22/16	1/23/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010350409	USD	-50,000,000.00	-50,000,000.00	12/22/16	12/22/16	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010350410	USD	-30,000,000.00	-30,000,000.00	12/22/16	12/22/16	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS12JAN17	0010350412	USD	-5,000,000.00	-5,000,000.00	12/22/16	12/22/16	1/12/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010350413	USD	-50,000,000.00	-50,000,000.00	12/22/16	12/22/16	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS11JAN17	0010350414	USD	-100,000,000.00	-100,000,000.00	12/22/16	12/22/16	1/11/17

Page 16/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010350416	USD	-80,000,000.00	-80,000,000.00	12/22/16	12/22/16	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS25JAN17	0010350417	USD	-29,090,000.00	-29,090,000.00	12/22/16	12/22/16	1/25/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010350418	USD	-5,880,000.00	-5,880,000.00	12/22/16	12/22/16	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010350467	USD	-100,000,000.00	-100,000,000.00	12/28/16	12/28/16	1/3/17
DIN/SELL USD/IBRD/DIN IBRDUS30JAN17	0010350468	USD	-20,000,000.00	-20,000,000.00	12/28/16	12/28/16	1/30/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350469	USD	-67,000,000.00	-67,000,000.00	12/28/16	12/28/16	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010350472	USD	-12,500,000.00	-12,500,000.00	12/28/16	12/29/16	2/27/17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010350540	USD	-135,000,000.00	-135,000,000.00	12/29/16	12/29/16	1/5/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAR17	0010350544	USD	-22,286,000.00	-22,286,000.00	12/29/16	12/29/16	3/15/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010350545	USD	-51,696,000.00	-51,696,000.00	12/29/16	12/29/16	1/3/17
DIN/SELL USD/IBRD/DIN IBRDUS14MAR17	0010350546	USD	-25,000,000.00	-25,000,000.00	12/29/16	12/29/16	3/14/17
DIN/SELL USD/IBRD/DIN IBRDUS3JAN17	0010350548	USD	-6,000,000.00	-6,000,000.00	12/29/16	12/29/16	1/3/17
DIN/SELL USD/IBRD/DIN IBRDUS18JAN17	0010350768	USD	-100,000,000.00	-100,000,000.00	12/30/16	12/30/16	1/18/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350831	USD	-50,000,000.00	-50,000,000.00	1/3/17	1/3/17	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350836	USD	-13,738,000.00	-13,738,000.00	1/3/17	1/3/17	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010350837	USD	-28,000,000.00	-28,000,000.00	1/3/17	1/3/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350838	USD	-12,185,000.00	-12,185,000.00	1/3/17	1/3/17	1/4/17

Page 17/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS30JAN17	0010350839	USD	-37,000,000.00	-37,000,000.00	1/3/17	1/3/17	1/30/17
DIN/SELL USD/IBRD/DIN IBRDUS4JAN17	0010350840	USD	-120,000,000.00	-120,000,000.00	1/3/17	1/3/17	1/4/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010350857	USD	-10,000,000.00	-10,000,000.00	1/4/17	1/4/17	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010350864	USD	-75,000,000.00	-75,000,000.00	1/4/17	1/4/17	1/5/17
DIN/SELL USD/IBRD/DIN IBRDUS5JAN17	0010350892	USD	-20,000,000.00	-20,000,000.00	1/4/17	1/4/17	1/5/17
DIN/SELL USD/IBRD/DIN IBRDUS6JAN17	0010350934	USD	-100,000,000.00	-100,000,000.00	1/5/17	1/5/17	1/6/17
DIN/SELL USD/IBRD/DIN IBRDUS6JAN17	0010350971	USD	-100,000,000.00	-100,000,000.00	1/5/17	1/5/17	1/6/17
DIN/SELL USD/IBRD/DIN IBRDUS3FEB17	0010351047	USD	-100,000,000.00	-100,000,000.00	1/9/17	1/9/17	2/3/17
DIN/SELL USD/IBRD/DIN IBRDUS2MAR17	0010351053	USD	-2,500,000.00	-2,500,000.00	1/9/17	1/10/17	3/2/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010351129	USD	-15,000,000.00	-15,000,000.00	1/10/17	1/10/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS11JAN17	0010351130	USD	-50,000,000.00	-50,000,000.00	1/10/17	1/10/17	1/11/17
DIN/SELL USD/IBRD/DIN IBRDUS11JAN17	0010351139	USD	-23,985,000.00	-23,985,000.00	1/10/17	1/10/17	1/11/17
DIN/SELL USD/IBRD/DIN IBRDUS10FEB17	0010351246	USD	-1,000,000.00	-1,000,000.00	1/11/17	1/11/17	2/10/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010351247	USD	-9,000,000.00	-9,000,000.00	1/11/17	1/11/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010351260	USD	-5,000,000.00	-5,000,000.00	1/11/17	1/11/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010351435	USD	-77,000,000.00	-77,000,000.00	1/12/17	1/12/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010351597	USD	-7,000,000.00	-7,000,000.00	1/12/17	1/12/17	1/31/17

Page 18/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17JAN17	0010351777	USD	-90,000,000.00	-90,000,000.00	1/13/17	1/13/17	1/17/17
DIN/SELL USD/IBRD/DIN IBRDUS17JAN17	0010351783	USD	-105,000,000.00	-105,000,000.00	1/13/17	1/13/17	1/17/17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010351784	USD	-14,000,000.00	-14,000,000.00	1/13/17	1/13/17	2/1/17
DIN/SELL USD/IBRD/DIN IBRDUS7FEB17	0010351793	USD	-20,000,000.00	-20,000,000.00	1/17/17	1/17/17	2/7/17
DIN/SELL USD/IBRD/DIN IBRDUS18JAN17	0010351794	USD	-35,000,000.00	-35,000,000.00	1/17/17	1/17/17	1/18/17
DIN/SELL USD/IBRD/DIN IBRDUS18JAN17	0010351795	USD	-112,000,000.00	-112,000,000.00	1/17/17	1/17/17	1/18/17
DIN/SELL USD/IBRD/DIN IBRDUS25JAN17	0010351797	USD	-100,000,000.00	-100,000,000.00	1/17/17	1/17/17	1/25/17
DIN/SELL USD/IBRD/DIN IBRDUS18JAN17	0010351798	USD	-30,000,000.00	-30,000,000.00	1/17/17	1/17/17	1/18/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010351800	USD	-15,000,000.00	-15,000,000.00	1/17/17	1/17/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS13FEB17	0010351859	USD	-22,500,000.00	-22,500,000.00	1/18/17	1/18/17	2/13/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010351860	USD	-6,000,000.00	-6,000,000.00	1/18/17	1/18/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS19JAN17	0010351869	USD	-85,000,000.00	-85,000,000.00	1/18/17	1/18/17	1/19/17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN17	0010352271	USD	-95,000,000.00	-95,000,000.00	1/23/17	1/23/17	1/24/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAR17	0010352273	USD	-50,000,000.00	-50,000,000.00	1/23/17	1/23/17	3/22/17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN17	0010352274	USD	-100,000,000.00	-100,000,000.00	1/23/17	1/23/17	1/24/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010352276	USD	-4,000,000.00	-4,000,000.00	1/23/17	1/23/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS24JAN17	0010352279	USD	-6,850,000.00	-6,850,000.00	1/23/17	1/23/17	1/24/17

Page 19/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27MAR17	0010352294	USD	-100,000,000.00	-100,000,000.00	1/24/17	1/24/17	3/27/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010352463	USD	-5,000,000.00	-5,000,000.00	1/26/17	1/26/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010352450	USD	-15,000,000.00	-15,000,000.00	1/26/17	1/27/17	2/27/17
DIN/SELL USD/IBRD/DIN IBRDUS17FEB17	0010352460	USD	-25,000,000.00	-25,000,000.00	1/26/17	1/27/17	2/17/17
DIN/SELL USD/IBRD/DIN IBRDUS24FEB17	0010352461	USD	-20,000,000.00	-20,000,000.00	1/26/17	1/30/17	2/24/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010352529	USD	-2,000,000.00	-2,000,000.00	1/30/17	1/30/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010352550	USD	-50,000,000.00	-50,000,000.00	1/30/17	1/30/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31JAN17	0010352551	USD	-3,900,000.00	-3,900,000.00	1/30/17	1/30/17	1/31/17
DIN/SELL USD/IBRD/DIN IBRDUS24FEB17	0010352462	USD	-40,000,000.00	-40,000,000.00	1/26/17	1/31/17	2/24/17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010352650	USD	-103,810,000.00	-103,810,000.00	1/31/17	1/31/17	2/1/17
DIN/SELL USD/IBRD/DIN IBRDUS1FEB17	0010352652	USD	-50,000,000.00	-50,000,000.00	1/31/17	1/31/17	2/1/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010352922	USD	-100,000,000.00	-100,000,000.00	2/1/17	2/1/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010352923	USD	-36,000,000.00	-36,000,000.00	2/1/17	2/1/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010352924	USD	-25,000,000.00	-25,000,000.00	2/1/17	2/1/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010352927	USD	-10,000,000.00	-10,000,000.00	2/1/17	2/1/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010352933	USD	-2,000,000.00	-2,000,000.00	2/1/17	2/1/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010352934	USD	-5,000,000.00	-5,000,000.00	2/1/17	2/1/17	3/3/17

Page 20/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010352935	USD	-7,100,000.00	-7,100,000.00	2/1/17	2/1/17	2/27/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010352955	USD	-1,800,000.00	-1,800,000.00	2/2/17	2/3/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010353008	USD	-32,500,000.00	-32,500,000.00	2/3/17	2/3/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353023	USD	-30,000,000.00	-30,000,000.00	2/3/17	2/3/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS2MAR17	0010353024	USD	-29,400,000.00	-29,400,000.00	2/3/17	2/3/17	3/2/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010352618	USD	-300,000,000.00	-300,000,000.00	1/31/17	2/6/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS1MAR17	0010353033	USD	-30,400,000.00	-30,400,000.00	2/6/17	2/6/17	3/1/17
DIN/SELL USD/IBRD/DIN IBRDUS7FEB17	0010353035	USD	-90,000,000.00	-90,000,000.00	2/6/17	2/6/17	2/7/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353041	USD	-8,200,000.00	-8,200,000.00	2/6/17	2/6/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS9MAR17	0010353040	USD	-20,000,000.00	-20,000,000.00	2/6/17	2/7/17	3/9/17
DIN/SELL USD/IBRD/DIN IBRDUS8FEB17	0010353074	USD	-100,000,000.00	-100,000,000.00	2/7/17	2/7/17	2/8/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010353093	USD	-12,100,000.00	-12,100,000.00	2/7/17	2/7/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010353096	USD	-6,000,000.00	-6,000,000.00	2/7/17	2/7/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010353097	USD	-9,000,000.00	-9,000,000.00	2/7/17	2/7/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS10MAR17	0010353183	USD	-100,000,000.00	-100,000,000.00	2/8/17	2/8/17	3/10/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010353349	USD	-3,990,000.00	-3,990,000.00	2/8/17	2/8/17	3/3/17
DIN/SELL USD/IBRD/DIN IBRDUS3MAR17	0010353350	USD	-10,000,000.00	-10,000,000.00	2/8/17	2/9/17	3/3/17

Page 21/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8MAR17	0010353614	USD	-50,000,000.00	-50,000,000.00	2/9/17	2/9/17	3/8/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353626	USD	-17,000,000.00	-17,000,000.00	2/9/17	2/9/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353678	USD	-50,000,000.00	-50,000,000.00	2/10/17	2/10/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010353704	USD	-200,000,000.00	-200,000,000.00	2/13/17	2/13/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010353740	USD	-8,000,000.00	-8,000,000.00	2/13/17	2/13/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS14MAR17	0010353816	USD	-15,000,000.00	-15,000,000.00	2/14/17	2/14/17	3/14/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010353998	USD	-5,465,000.00	-5,465,000.00	2/15/17	2/15/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR17	0010353924	USD	-30,000,000.00	-30,000,000.00	2/15/17	2/16/17	3/16/17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR17	0010354084	USD	-100,000,000.00	-100,000,000.00	2/16/17	2/16/17	3/16/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354139	USD	-8,000,000.00	-8,000,000.00	2/16/17	2/16/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010354140	USD	-30,000,000.00	-30,000,000.00	2/16/17	2/16/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS13MAR17	0010354141	USD	-50,000,000.00	-50,000,000.00	2/16/17	2/16/17	3/13/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010354179	USD	-100,000,000.00	-100,000,000.00	2/21/17	2/21/17	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS7MAR17	0010354206	USD	-76,000,000.00	-76,000,000.00	2/21/17	2/21/17	3/7/17
DIN/SELL USD/IBRD/DIN IBRDUS22FEB17	0010354208	USD	-25,000,000.00	-25,000,000.00	2/21/17	2/21/17	2/22/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354218	USD	-5,000,000.00	-5,000,000.00	2/21/17	2/21/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS24MAR17	0010354248	USD	-25,000,000.00	-25,000,000.00	2/22/17	2/22/17	3/24/17

Page 22/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24MAR17	0010354249	USD	-25,000,000.00	-25,000,000.00	2/22/17	2/22/17	3/24/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAR17	0010354272	USD	-22,144,000.00	-22,144,000.00	2/22/17	2/22/17	3/22/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAR17	0010354275	USD	-100,000,000.00	-100,000,000.00	2/22/17	2/22/17	3/22/17
DIN/SELL USD/IBRD/DIN IBRDUS21MAR17	0010354277	USD	-2,400,000.00	-2,400,000.00	2/22/17	2/22/17	3/21/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354304	USD	-400,000,000.00	-400,000,000.00	2/23/17	2/23/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS27MAR17	0010354305	USD	-50,000,000.00	-50,000,000.00	2/23/17	2/23/17	3/27/17
DIN/SELL USD/IBRD/DIN IBRDUS23MAR17	0010354306	USD	-50,000,000.00	-50,000,000.00	2/23/17	2/23/17	3/23/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010354307	USD	-45,000,000.00	-45,000,000.00	2/23/17	2/23/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS29MAR17	0010354308	USD	-100,000,000.00	-100,000,000.00	2/23/17	2/23/17	3/29/17
DIN/SELL USD/IBRD/DIN IBRDUS24FEB17	0010354310	USD	-65,000,000.00	-65,000,000.00	2/23/17	2/23/17	2/24/17
DIN/SELL USD/IBRD/DIN IBRDUS27MAR17	0010354235	USD	-60,000,000.00	-60,000,000.00	2/21/17	2/24/17	3/27/17
DIN/SELL USD/IBRD/DIN IBRDUS17MAR17	0010354253	USD	-615,000.00	-615,000.00	2/22/17	2/24/17	3/17/17
DIN/SELL USD/IBRD/DIN IBRDUS22MAR17	0010354334	USD	-14,700,000.00	-14,700,000.00	2/24/17	2/24/17	3/22/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354335	USD	-200,000,000.00	-200,000,000.00	2/24/17	2/24/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR17	0010354336	USD	-1,500,000.00	-1,500,000.00	2/24/17	2/24/17	3/16/17
DIN/SELL USD/IBRD/DIN IBRDUS27FEB17	0010354337	USD	-75,000,000.00	-75,000,000.00	2/24/17	2/24/17	2/27/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAR17	0010354339	USD	-12,620,000.00	-12,620,000.00	2/24/17	2/24/17	3/15/17

Page 23/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2MAR17	0010354345	USD	-150,000,000.00	-150,000,000.00	2/27/17	2/27/17	3/2/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354346	USD	-50,000,000.00	-50,000,000.00	2/27/17	2/27/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS17MAR17	0010354404	USD	-25,000,000.00	-25,000,000.00	2/27/17	2/27/17	3/17/17
DIN/SELL USD/IBRD/DIN IBRDUS28FEB17	0010354409	USD	-70,000,000.00	-70,000,000.00	2/27/17	2/27/17	2/28/17
DIN/SELL USD/IBRD/DIN IBRDUS29MAR17	0010354460	USD	-24,000,000.00	-24,000,000.00	2/28/17	2/28/17	3/29/17
DIN/SELL USD/IBRD/DIN IBRDUS29MAR17	0010354461	USD	-20,000,000.00	-20,000,000.00	2/28/17	2/28/17	3/29/17
DIN/SELL USD/IBRD/DIN IBRDUS2MAR17	0010354462	USD	-150,000,000.00	-150,000,000.00	2/28/17	2/28/17	3/2/17
DIN/SELL USD/IBRD/DIN IBRDUS7MAR17	0010354463	USD	-400,000,000.00	-400,000,000.00	2/28/17	2/28/17	3/7/17
DIN/SELL USD/IBRD/DIN IBRDUS28MAR17	0010354504	USD	-4,000,000.00	-4,000,000.00	2/28/17	2/28/17	3/28/17
DIN/SELL USD/IBRD/DIN IBRDUS21MAR17	0010354505	USD	-50,000,000.00	-50,000,000.00	2/28/17	2/28/17	3/21/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354783	USD	-19,500,000.00	-19,500,000.00	3/1/17	3/1/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354784	USD	-10,000,000.00	-10,000,000.00	3/1/17	3/1/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354785	USD	-69,900,000.00	-69,900,000.00	3/1/17	3/1/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354786	USD	-18,000,000.00	-18,000,000.00	3/1/17	3/1/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS21MAR17	0010354963	USD	-50,000,000.00	-50,000,000.00	3/2/17	3/2/17	3/21/17
DIN/SELL USD/IBRD/DIN IBRDUS7MAR17	0010354964	USD	-50,000,000.00	-50,000,000.00	3/2/17	3/2/17	3/7/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010354968	USD	-16,000,000.00	-16,000,000.00	3/2/17	3/2/17	3/31/17

Page 24/25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2017 through March 31, 2017

Borrowing Type Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7MAR17	0010354993	USD	-300,000,000.00	-300,000,000.00	3/3/17	3/3/17	3/7/17
DIN/SELL USD/IBRD/DIN IBRDUS6MAR17	0010355000	USD	-100,000,000.00	-100,000,000.00	3/3/17	3/3/17	3/6/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010355010	USD	-14,000,000.00	-14,000,000.00	3/3/17	3/3/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS14MAR17	0010355023	USD	-71,000,000.00	-71,000,000.00	3/3/17	3/6/17	3/14/17
DIN/SELL USD/IBRD/DIN IBRDUS15MAR17	0010355070	USD	-15,000,000.00	-15,000,000.00	3/6/17	3/6/17	3/15/17
DIN/SELL USD/IBRD/DIN IBRDUS20MAR17	0010355071	USD	-20,000,000.00	-20,000,000.00	3/6/17	3/6/17	3/20/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010355281	USD	-8,000,000.00	-8,000,000.00	3/8/17	3/8/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS14MAR17	0010355662	USD	-63,000,000.00	-63,000,000.00	3/9/17	3/9/17	3/14/17
DIN/SELL USD/IBRD/DIN IBRDUS16MAR17	0010356027	USD	-70,000,000.00	-70,000,000.00	3/15/17	3/15/17	3/16/17
DIN/SELL USD/IBRD/DIN IBRDUS24MAR17	0010356580	USD	-20,000,000.00	-20,000,000.00	3/23/17	3/23/17	3/24/17
DIN/SELL USD/IBRD/DIN IBRDUS27MAR17	0010356606	USD	-50,000,000.00	-50,000,000.00	3/24/17	3/24/17	3/27/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010356624	USD	-120,000,000.00	-120,000,000.00	3/27/17	3/27/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS30MAR17	0010356700	USD	-120,000,000.00	-120,000,000.00	3/29/17	3/29/17	3/30/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010356701	USD	-100,000,000.00	-100,000,000.00	3/29/17	3/30/17	3/31/17
DIN/SELL USD/IBRD/DIN IBRDUS31MAR17	0010356724	USD	-60,000,000.00	-60,000,000.00	3/30/17	3/30/17	3/31/17
BOND/SELL USD/IBRD/GDIF/0117USD00.00	0000014276	USD	-43,500,000.00	-43,500,000.00	1/6/16	1/11/16	1/5/17

Sub-total Maturing Borrowings - United States Dollar			-11,065,038,000.00	-11,065,038,000.00

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